
02024567

P.E 3-1-02
1-14712

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549



FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2002

FRANCE TELECOM
(Translation of registrant's name into English)

6, place d'Alleray, 75505 Paris Cedex 15, France
(Address of principal executive offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F _X_ Form 40-F

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ____ No _X

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______)

Enclosures:

(i) Press release dated March 21, 2002, announcing France Telecom's Annual Results for 2001;
(ii) 2001 Consolidated Financial Statements.

PADOCS01/217107.7



france telecom

Paris, march 21st 2002

France Telecom posts its best-ever operating income in 2001 but net income is negative after non-recurring provisions

Business model geared to generate unleveraged free cash flow

- **Sustained growth in revenues (up 27.8%), EBITDA (up 14%) and operating income (up 7.1%)**
- **Net income impacted by non-recurring provisions**
- **Outlook for 2002 – double-digit growth in revenues and EBITDA, and strong growth in unleveraged free cash flow**

- **Consolidated revenues:** 43.0 billion euros (36% from international operations)
- **EBITDA:** 12.3 billion euros
- **Operating income:** 5.2 billion euros
- **Income before amortization of goodwill and non-recurring provisions:** 5.0 billion euros
- **Net income before non-recurring provisions:** 1.9 billion euros
- **Non-recurring provisions:** 10.2 billion euros
- **Net loss:** -8.3 billion euros
- **Net debt** (after deducting 2.7 billion euros from disposal of real estate): 60.7 billion euros
- **Group unleveraged free cash flow:** 4.2 billion euros
- **Dividend:** 1 euro per share (optional payment in shares)

Press Release

France Telecom
Communication Department
Corporate Information Department
6, place d'Alleray
75505 Paris Cedex 15 - France
Phone : +33 1 44 44 93 93
Fax : +33 1 44 44 80 34

Sustained growth in consolidated businesses

In 2001 France Telecom continued to make solid progress and improve its competitive positions, confirming the strength of its fundamentals, the resilience of its traditional activity and the vigorous growth of its new businesses.

- Orange, number one wireless operator in France and the UK, posted a pro forma increase in revenues of 25.1% and achieved balance level in unleveraged free cash flow (excluding UMTS licenses).
- Wanadoo, number three Internet service provider in Europe, reported an increase in revenues of 41%, producing positive EBITDA on a restated historical basis (excluding Freeserve and Indice Multimedia).
- Equant, world leader in network services to multinational corporations, increased its 12-month pro forma revenues by 12.1% and achieved positive EBITDA in the fourth quarter. Equant now accounts for nearly a third of the revenues from the fixed-line, voice and data services segment outside France.
- Fixed-line, voice and data services in France confirmed their strong profitability. France Telecom maintained its market share against vigorous competition and is developing new growth drivers, in particular broadband services such as ADSL.

Thanks to its growth strategy centered on wireless, Internet and international business, France Telecom has doubled revenues over five years to 43 billion euros. Its international revenues have quadrupled in two years and accounted for 36% of France Telecom's consolidated revenues at December 31, 2001.

At the end of December 2001, France Telecom had 91.7 million customers through its controlled subsidiaries making it one of the top European operators. The Group achieved critical mass in each of its core business areas and is now consolidating its positions: Orange, frontrunner in France and the UK, is establishing itself as a pan-European brand; Wanadoo is combining strengths with Freeserve and Indice Multimedia, while Equant is bearing the first fruit of its successful merger with Global One after only six months.

Non-recurring provisions – a healthier balance sheet

During 1999 and 2000, acquisitions were made at the height of stock-market euphoria and against a background of increasing consolidation in the telecommunications sector. Since then, the speculative bubble in technology stocks burst in the context of a global economic slow-down.

France Telecom has decided to take into account the change in the value of certain investments made during that period, with non-recurring provisions in the 2001 accounts totaling a net amount of 10.2 billion euros.

These provisions vary in nature. They include:

- 3.19 billion euros to write down its holding and loans related to MobilCom (Germany), which is experiencing difficulties linked to the development of 3G mobile telecommunications in a highly competitive market;
- 4.58 billion euros to write down to market value its holding in NTL (United Kingdom), which is currently restructuring its balance sheet.
- 2.08 billion euros for a contingency and loss provision resulting from the commitment to Equant minority shareholders holding Contingent Value Rights (CVRs), since the current share price is considerably lower than the benchmark value of 60 euros. These CVRs mature in July 2004.
- 0.36 billion euros for the accelerated write-down in France Telecom's accounts of goodwill related to Telecom Argentina, reflecting the deteriorating economic situation in Argentina.

Outlook for strong growth in business and operating profitability

France Telecom believes that, over the period 2002-2005, the prospects are for double-digit growth in revenues and EBITDA.

Its business mix includes mature activities such as fixed-line telephony and newer businesses, now expanding rapidly. Fixed-line telephony is maintaining its overall market share in a highly competitive environment. It is developing new growth drivers like broadband services and continues to provide France Telecom with substantial revenues. New businesses are producing strong EBITDA and are starting to generate regular and increasing levels of unleveraged free cash flow, in line with forecasts. Orange's EBITDA, which doubled between 2000 and 2001 on a pro forma basis, is expected to increase by 30% in 2002. At the same time, Orange is expected to produce its first year of positive unleveraged free cash flow.

The maturing of the group's new businesses combined with a stabilization of capital expenditure provides powerful leverage. France Telecom's business model is geared towards accelerating growth in unleveraged free cash flow, which will become increasingly visible in the coming years.

Debt reduction

At December 31, 2002 France Telecom's net debt stood at 60.7 billion euros (after deducting 2.7 billion euros from the disposal of real estate), against 64.9 billion euros at June 30, 2001.

France Telecom's debt reduction plan over the period 2002-2005 is two-pronged:

- sustained growth in EBITDA and unleveraged free cash flow
- disposal of non-core assets

Unleveraged free cash flow is rapidly taking over from asset disposals and is expected to generate approximately 14 billion euros throughout 2002-2005.

France Telecom is also continuing its program of non-core asset disposals: STMicroelectronics (STM), Sprint PCS, France Telecom treasury stock, TPS, cable networks, a second batch of real estate disposals and sale of receivables. Disposals of listed and non-listed assets, based on market values in March 2002, is expected to amount to 9 billion euros.

Further sales of non-listed assets have also been decided: holdings in Wind, TDF and satellite consortia. The sale of these assets, which make a modest contribution to group EBITDA, is expected to produce 8 billion euros.

Unleveraged free cash flow and non-core asset disposals are designed to France Telecom to return to a healthier, more balanced financial situation by the end of 2005. In a pessimistic scenario, the net debt/EBITDA ratio would be between 3.3 and 3.5 at the end of 2003 and between 2.2 and 2.6 at the end of 2005, against 4.9 at year-end 2001. In a more optimistic scenario, should the market pick up, the ratio would be between 1.5 and 1.7 around 2005.

Outlook for 2002

The outlook for the current financial year looks favorable for France Telecom. Group growth should continue, and will be driven by growth in its core business because the essential acquisitions needed to achieve critical mass, especially in its new businesses, have already been made.

Orange is expected to benefit from stable revenues per customer, the decline in acquisition costs and the time lag in expenditures related to UMTS.

Wanadoo is aiming for 8 million customers this year, of which 20% for broadband services, in the context of a healthier ISP market.

Fixed-line telephony will continue to make a significant contribution to France Telecom revenues, Ebitda and unleveraged free cash flow.

2002 is expected to see Equant's continued growth in the market for worldwide corporate services and the integration of the Polish operator, TPSA.

The business model set up six years ago is therefore proving its strength and progressively accelerating. From 2002, it will provide France Telecom with the ability to benefit from the increasing profitability generated by mobile, internet and worldwide corporate services in order to accelerate its debt reduction.

The combined effect of a thriving business, the non-recurring provisions in 2001, the rapid growth in unleveraged free cash flow and the progressive reduction of its debt should allow France Telecom to achieve a more balanced financial structure by the end of 2003.

Michel Bon, Chairman and Chief Executive of France Telecom, stated:

"2001 was marked by a reversal in the markets that particularly affected the new technologies sector. France Telecom was not left totally unscathed. From a financial stand-point, the non-recurring provisions we are taking for asset write-downs translate into a significant net loss for the year 2001. Meanwhile our debt has been reduced according to plan. Our business performance is on track and we are seeing the best results in our history. All the lights are green. We have more customers, they are increasingly loyal, and they are using our services more than ever, whether it's Orange, Wanadoo, Equant or fixed-line telephony.

In 2002 and beyond, with a healthier balance sheet, we shall reap the full benefit of our growth strategy as it translates into a lasting improvement in our unleveraged free cash flow. We expect double-digit growth in our revenues and faster growth in our EBITDA and operating income, as our newer businesses gradually become mature. As our business model allows us to tap significant reserves of profitability we are now really seeing this strategy we have pursued for five years bear fruit."

2001 consolidated results

France Telecom's pro forma figures[1] show consolidated revenues increasing by 8.5%, Ebitda by 13.0% and operating income by 19.3% compared to 2000.

The audited historical figures have progressed as follows:

Euros in billions	2000	2001	Δ 2001/2000
Revenues	33.67	43.03	+27.8%
EBITDA	10.81	12.32	+14.0%
Operating income	4.86	5.20	+7.1%
Net income before amortization of goodwill and non-recurring provisions	4.75	5.02	+5.7%

[1] * non-audited figures

France Telecom's consolidated revenues rose to 43 billion euros, an increase of 27.8% over the year 2000, due to strong performances from fixed-line and wireless services.

The very strong growth in revenues reflected the extremely rapid expansion of international business (up 77.3% in one year), which has more than quadrupled in two years and now represents 36% of total revenues.

On a pro forma basis, comparing the France Telecom group as it is today with the same scope in 2000, revenue growth is 8.5%.

EBITDA (12.3 billion euros) has risen strongly at 14.0%. Its growth on a pro forma basis is 13.0%, growing faster than pro forma revenues (up 8.5%).

Operating income increased by 7.1% to reach 5.2 billion euros. Pro forma operating income grew by 19.3%.

Net income before amortization of goodwill and non-recurring provisions grew by 5.7% to 5 billion euros compared to 4.8 billion euros in 2000.

Net income

Euros in billions	2001
Net income before amortization of goodwill and non-recurring provisions	5.02
Goodwill amortization, recurring	-2.53
Goodwill amortization, non-recurring	-0.56
Net income before non-recurring provisions	1.93
Non-recurring provisions	-10.21
Net income	-8.28

Net income before non-recurring provisions grew to 1.9 billion euros.

Non-recurring provisions represent a net total of 10.2 billion euros including 3.19 billion euros for MobilCom, 4.58 billion euros for NTL, 2.08 billion euros for Equant CVRs and 0.36 billion euros for Telecom Argentina.

Net loss therefore stood at –8.3 billion euros.

Net debt stood at 60.7 billion euros at December 31, 2001 (after deducting 2.7 billion euros from the disposal of real estate) compared with 64.9 billion euros reported at June 30, 2001. Excluding France Telecom convertible bonds and exchangeable notes for shares of Orange S.A., net debt stood at 50 billion euros.

***

Income by business segment

Orange

This segment combines France Telecom's wireless telephony business in France, UK and the rest of the world within the Orange group.

	Year to December 31				
	2001	2000	2000	01 / 00	01 / 00
		pro forma	historical	pro forma	historical
	(EUR bn)	(EUR bn)	(EUR bn)	(%)	(%)
GSM network revenues	13,434	10,231	7,815	31,3%	71,9%
Revenues	15,087	12,059	9,025	25,1%	67,2%
EBITDA (1)	3,288	1,765	1,668	86,3%	97,1%
EBITDA / network revenues	24%	17%	21%		
Current operating income (2)	1,440	383	633	276,0%	127,5%
UMTS Licenses	873	7,268	7,068	ns	ns
CAPEX *(excluding UMTS licences)*	3,356	3,361	2,449	(0,1)%	37,0%

(1) EBITDA: earnings before interest, tax and D & A
(2) Operating income before specific and special items, net depreciation and non-recurring items

The increase in Orange segment **revenues** of 67.2% on a historical basis includes the effect of the consolidation of British mobile operator Orange plc from September 1, 2000. On a pro forma basis the growth reached 25.1% for the three sub-segments of Orange's business.
Orange France recorded growth of almost 21% in its revenues, generated by a 25% increase in the number of subscribers (17.8 million at December 31, 2001).
Orange UK's revenues increased by 27% in 2001 on a pro forma basis and the number of subscribers was up 26% in one year, reaching 12.4 million at December 31, 2001.
Other businesses (most of which are in Europe) saw a rapid expansion, especially in Belgium, the Netherlands and Romania.
Orange revenues outside France and UK rose 34.1% in 2001.

The Orange segment **EBITDA** practically doubled between 2000 and 2001 on a historical basis. This strong growth is the result of bringing Orange plc within the consolidation scope and increased profitability generated in France.
On a pro forma basis EBITDA grew more than 86%.

CAPEX, excluding Orange segment UMTS licenses, grew by 37% in 2001, mainly as a result of the increased consolidation scope. In France it was down 26% due to the slowdown in investment requirements related to the deployment of 2nd generation sites.

Expenditure on UMTS licenses represented 0.9 billion euros compared with more than 7 billion euros in 2000 (of which 6.6 million euros was for the acquisition of licenses in the UK).

Wanadoo

The Wanadoo segment includes Internet access services, portals, e-commerce sites, directories and business services.

	Year to December 31				
	2001	2000 pro forma	2000 historical restated (3)	01 / 00 pro forma	01 / 00 historical restated (3)
	(EUR bn)	(EUR bn)	(EUR bn)	(%)	(%)
Revenues	1,563	1,210	1,111	29,2%	40,7%
EBITDA (1)	-64	-123	-66	48,4%	4,4%
Current operating income (2)	-153	-190	-129	19,3%	(18,8)%
CAPEX	111	116	96	(4,7)%	15,4%

(1) EBITDA: earnings before interest, tax and D & A
(2) Operating income before specific and special items, net depreciation and non-recurring items
(3) Restated historical data established by Wanadoo for 2000 by consolidating Internet access services in the Netherlands and Spain and the Pages Jaunes (Yellow Pages) in France as of January 1, 2000. These restated historical data do not consolidate the activities of Indice Multimedia for nine months or Freeserve for ten months in 2000 both of which are included in the data provided in the pro forma information shown for 2000.

Wanadoo segment **revenues** rose to 1,563 million euros at December 31, 2001, an advance of 40.7% compared to 2000.

This growth is due to strong increase in the number of active customers (up 56% in one year, excluding Freeserve) and by the increase in the average monthly revenue per active customer, especially in France (up 7%), mainly stemming from the surge in broadband access offers (ADSL and cable).

Directory and business services also increased by 9% on a comparable basis, due to the acquisition of new customers and the increased average revenue per advertiser as well as the increase in internet-related revenues from Pages Jaunes.

Pro forma figures show an annual increase in this business in 2001 of 29.2%.

With a slight increase between 2000 and 2001 the Wanadoo segment **EBITDA** is moving toward an improvement in profitability with the aim of producing a positive EBITDA for the year 2002 as a whole. Excluding the effect of the consolidation of Freeserve and Indice Multimedia, newly included in the consolidation, Wanadoo's EBITDA was positive at 29 million euros for the year 2001.

On a pro forma basis EBITDA improved by 48%.

Wanadoo segment CAPEX increased by almost 16% in 2001, due to the consolidation of Freeserve and the increase in capitalized production in the publishing field. This increase was also due to investments designed to meet the sharp increase in Internet business.

Fixed-line, voice and data services in France

The "fixed-line, voice and data services in France" segment includes fixed-line telephony, data transmission, broadcasting, cable TV and internet activities in France.

	Year end December 31				
	2001	2000	2000	01 / 00	01 / 00
		pro forma	historical	pro forma	historical
	(EUR bn)	(EUR bn)	(EUR bn)	(%)	(%)
Revenues (1)	23,231	23,663	20,793	(1,8)%	11,7%
EBITDA (2)	7,902	8,011	8,142	(1,4)%	(2,8)%
Current operating income (3)	4,457	4,509	4,626	(1,2)%	(3,7)%
CAPEX	2,718	2,363	2,363	15,0%	15,0%

(1) The contractual terms of licenses granted to wireless telephone operators in France were changed at the end of 2000 with the price charged to fixed-line subscribers calling wireless network subscribers being set by the fixed-line operators. As a result, from January 1, 2002 France Telecom's fixed-line revenues include receipts from fixed-to-mobile calls billed to fixed-line network subscribers. Similarly, the cost of routing calls, which France Telecom pays to third party operators for carrying this traffic on their networks, is accounted for in the operating costs for the period.
(2) EBITDA: earnings before interest, tax and D & A
(3) Operating income before specific and special items, net depreciation and non-recurring items

On a pro forma basis, **revenues** from the fixed-line, voice and data services in France segment fell by 1.8% in the year 2001. Strong growth in Internet access services and the expansion of corporate networks was more than offset by the drop in price of fixed-line telephony services. Added to this were the effects of expansion of wireless services and competition from other operators in the long distance telephone market.

EBITDA for the fixed-line, voice and data services in France segment fell 2.9% on a historical basis between 2000 and 2001. This is explained by:

- actions taken to stabilize France Telecom's market share in fixed-line network communications in France, particularly the intense mobilization of the corporate sales force and a greater public relations presence
- development of corporate services.

These items were partially offset by continued productivity gains achieved in the network operations.

On a pro forma basis, EBITDA for the fixed-line, voice and data services in France segment fell 1.4%.

CAPEX for the segment increased by 15% between 2000 and 2001. This increase is mainly explained by investments to:

- expand local and access networks to meet the growing demand for high-speed Internet and ADSL
- extend the data transfer network
- renovate traditional switched networks
- deploy digital television
- offer specific solutions for major corporations' LANs and their long-distance connections all over France.

Fixed-line, voice and data services outside France

This includes businesses outside France as operator of fixed-line services, wireless services not included in Orange, as well as worldwide corporate services.

	Year end December 31				
	2001	2000	2000	01 / 00	01 / 00
		pro forma	historical	pro forma	historical
	(EUR bn)	(EUR bn)	(EUR bn)	(%)	(%)
Revenues	7,382	6,988	5,936	5,6%	24,4%
EBITDA (1)	1,165	1,235	1,044	(5,7)%	11,6%
Current operating income (2)	-250	-12	-29	ns	ns
CAPEX	1,906	2,690	2,339	(29,1)%	(18,5)%

(1) EBITDA: earnings before interest, tax and D & A
(2) Operating income before specific and special items, net depreciation and non-recurring items

On a pro forma basis the growth in **revenues** for the "fixed-line, voice and data services outside France" segment rose by 5.6%, due mainly to the expansion of fixed-line services in Spain with Uni2.

EBITDA for the segment recorded growth of 11.6% on a historical basis compared with 2000 (up 121 million euros). This growth was due mainly to variations in the consolidation scope, such as the change in the proportional rate of consolidation of ECMS, which rose from 46.1% to 71.25% between the two years and the total consolidation of Equant NV from July 1, 2001.

On a pro forma basis EBITDA dropped –5.7%.

CAPEX for fixed-line, voice and data services outside France was down 18.5% in the year 2001. This reduction is explained mainly by the work carried out in 2000 to expand subsidiaries' infrastructure in cable (Casema in the Netherlands) and fixed-line (Uni2 in Spain) networks. Investments made by Telecom Argentina in 2001 are also down in comparison with the previous year. This decrease is partially offset by the impact of Equant NV's entry into consolidation as well as investments in the roll-out of France Telecom's international network. The reduction is nearly 29% on a pro forma basis.

Pro forma figures have been produced for Equant for 2000 and 2001 so as to compare the highlights of the group - as constituted at December 31, 2001 - over two full years.

On this basis Equant's **revenues** increased 12.1% between 2000 and 2001 at 3,06 billion US dollars. Revenues from broadband now represent nearly 95% of network revenues, the main component of Equant's revenues.

Equant's EBITDA increased significantly, moving from –179 million dollars in 2000 (pro forma) to –9 million dollars in 2001, due principally to the improvement in the structure of network costs and the significant drop in marketing costs as a percentage of revenues. EBITDA was positive in the 4th quarter of 2001, just six months after Equant's merger with Global One.

France Telecom is one of the world's leading telecommunications carriers, with over 91 million customers on the five continents (220 countries and territories) and consolidated operating revenues of 43 billion Euro for 2001. Through its major international brands, including Orange, Wanadoo, Equant and GlobeCast, France Telecom provides businesses, consumers and other carriers with a complete portfolio of solutions that spans local, long-distance and international telephony, wireless, Internet, multimedia, data, broadcast and cable TV services.

France Telecom is the second-largest wireless operator and the number three Internet access provider in Europe, and a world leader in telecommunications solutions for multinational corporations. France Telecom (NYSE: FTE) is listed on the Paris and New York stock exchanges.

This document contains forward-looking statements, including without limitation the statements in the "Outlook" section. Although France Telecom believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other things: the effects of competition; telecommunications usage levels; the availability, terms and deployment of capital for France Telecom; general economic and market conditions, particularly with respect to the telecommunications sector; the effect and outcome of UMTS licensing, roll out and performance; and the factors listed in Item 3 of its Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission on May 29, 2001. The forward-looking statements contained in this document speak only as of the date of this document and France Telecom does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Press contacts :

Nilou du Castel Tel : +33 (0)1 44 44 93 93
Head of the Press Office
nilou.ducastel@francetelecom.com

Emilie Richer Tel : +33 (0)1 44 44 93 93
emilie.richer@francetelecom.com

FRANCE TELECOM

CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2001, 2000 and 1999

Avertissement

Cette traduction anglaise des comptes consolidés rédigés en langue française a été préparée pour le confort des lecteurs anglophones. Malgré tout le soin apporté à cette traduction, certaines erreurs, omissions ou approximations peuvent y subsister. France Télécom, ses représentants et ses salariés n'en assumeront aucune responsabilité.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsability in this regard.

FRANCE TELECOM
CONSOLIDATED STATEMENTS OF INCOME

(in millions of euros, except per share data)

	Note	Year ended December 31,		
		2001	2000	1999
Sales of services and products		43 026	33 674	27 233
Cost of services and products sold		(17 619)	(12 733)	(9 686)
Selling, general and administrative expenses		(12 520)	(9 685)	(7 341)
Research and development expenses		(567)	(449)	(593)
EBITDA (1)		**12 320**	**10 807**	**9 613**
Depreciation and amortization (goodwill excluded)		(6 910)	(5 726)	(4 885)
Operating income before special items, net	22	**5 410**	**5 081**	**4 728**
Special items, net	24	(210)	(225)	(238)
Operating income		**5 200**	**4 856**	**4 490**
Interest expense, net	12	(3 847)	(2 008)	(662)
Exchange gains/(losses), net		(337)	(141)	(20)
Discounting of early retirement liability	18	(229)	(237)	(196)
Other non-operating income/(expense), net	25	(5 904)	3 957	767
Income taxes	26	2 932	(1 313)	(1 797)
Employees profit-sharing		(131)	(141)	(135)
Equity in net income/ (loss) of affiliates	7	(890)	(275)	259
Income/(loss) before goodwill amortization and minority interests		**(3 206)**	**4 700**	**2 706**
Goodwill amortization	4 - 7	(2 531)	(1 092)	(136)
Exceptional goodwill amortization	4 - 7	(3 257)	-	-
Minority interests	20	714	52	198
Net income/(loss)		**(8 280)**	**3 660**	**2 768**

(1) EBITDA : operating income before special items, net and depreciation and amortization

Earnings/ (loss) per share			
Income/ (loss) before goodwill amortization and minority interests			
- basic	(2.91)	4.41	2.84
- diluted	(2.91)	4.33	2.60
Net income/(loss)			
- basic	(7.51)	3.44	2.70
- diluted	(7.51)	3.38	2.66

See Notes to Consolidated Financial Statements

FRANCE TELECOM
CONSOLIDATED BALANCE SHEETS
(in millions of euros)

	Note	At December 31, 2001	2000	1999
ASSETS				
Goodwill, net	4	34 963	36 049	1 206
Other intangible assets, net	5	18 189	16 289	925
Plant, property and equipment, net	6	31 728	34 623	28 964
Investments accounted for using the equity method	7	8 912	10 506	1 066
Investment securities, net	8	3 240	10 218	5 673
Other long-term assets, net	9	1 936	722	443
Deferred income taxes, net	26	5 369	2 532	2 285
Total long-term assets		104 337	110 939	40 562
Inventories		900	1 216	621
Trade accounts receivable, less allowances (1 475 in 2001 1 406 in 2000 and 1 137 in 1999)	9	7 596	8 783	6 884
Deferred income taxes, net	26	1 102	1 609	677
Prepaid expenses and other current assets	10	6 653	4 782	2 676
Receivable from divestment of real estate	6	2 689	-	-
Marketable securities	12	1 138	216	211
Cash and cash equivalents	12	2 943	2 040	2 424
Total current assets		23 021	18 646	13 493
TOTAL ASSETS		127 358	129 585	54 055
LIABILITIES AND SHAREHOLDERS' EQUITY				
Share capital of 1 153 831 943 shares (€ 4 par value)		4 615	4 615	4 098
Additional paid-in capital		24 228	24 228	6 629
Retained earnings		4 882	2 748	5 255
Net income (loss) for the year		(8 280)	3 660	2 768
Foreign currency translation adjustment		844	59	153
Own shares		(5 002)	(2 153)	-
Shareholders' equity	21	21 087	33 157	18 903
Minority interests	20	8 101	2 036	1 369
Convertible and exchangeable notes	13	10 750	2 653	2 654
Other long and medium term financial borrowings	14	43 793	27 894	9 579
Other long term liabilities	18	8 663	5 220	4 182
Total long-term liabilities		63 206	35 767	16 415
Current portion of long and medium term borrowings	14	1 596	7 542	2 551
Bank overdrafts and other short-term borrowings	15	11 365	25 165	2 479
Trade accounts payable		8 631	7 618	5 330
Accrued expenses and other payables		7 259	7 729	4 208
Other current liabilities	19	2 481	8 113	1 175
Deferred income taxes	26	374	512	495
Deferred income	11	3 258	1 946	1 130
Total current liabilities		34 964	58 625	17 368
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		127 358	129 585	54 055

See Notes to Consolidated Financial Statements

FRANCE TELECOM

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(in millions of euros except per share data)

	Number of shares issued	*Share capital*	*Additional paid-in capital*	*Retained earnings*	*Foreign currency translation adjustment*	*Own shares*	*Total*
At January 1, 1999	*1 024 614 561*	3 905	6 629	6 472	(15)	0	16 991
Net income for the year 1999				2 768			2 768
Increase in capital (note 21)	*1 340*	193		(193)			0
Movements in holdings of own shares				1			1
Appropriation of net income				(1 025)			(1 025)
Translation adjustment					168		168
Balance at December 31, 1999	*1 024 615 901*	4 098	6 629	8 023	153	0	18 903
Net income for the year 2000				3 660			3 660
Increase in capital (note 21)	*129 216 042*	517	17 599				18 116
Movements in holdings of own shares (note 21)						(2 153)	(2 153)
Adjustment on Orange plc acquisition cost (note 3)				(4 335)			(4 335)
Appropriation of net income				(1 025)			(1 025)
Translation adjustment					(94)		(94)
Other movements				85			85
Balance at December 31, 2000	*1 153 831 943*	4 615	24 228	6 408	59	(2 153)	33 157
Net income for the year 2001				(8 280)			(8 280)
Movements in holdings of own shares (note 21)				(1 271)		(2 849)	(4 120)
Appropriation of net income				(1 075)			(1 075)
Translation adjustment					785		785
Other movements (note 7)				620			620
Balance at December 31, 2001	*1 153 831 943*	4 615	24 228	(3 598)	844	(5 002)	21 087

See Notes to Consolidated Financial Statements

FRANCE TELECOM

CONSOLIDATED STATEMENTS OF CASH FLOW

(in millions of euros)

	Note	Year ended December 31		
		2001	2000	1999
OPERATING ACTIVITIES				
Net income/(loss)		(8 280)	3 660	2 766
Adjustments to reconcile net income/(loss) to funds generated from operations				
Depreciation & amortization of property, plant & equipment and intangible assets		12 698	6 818	5 021
Gain on divestment of real estate	25	(705)	-	-
Result on divestment of other tangible and intangible assets		(92)	(23)	2
Result on divestment of other assets	25	(2 093)	(7 677)	(599)
Changes in valuation allowances and other provisions	25	7 860	4 113	79
Undistributed earnings of affiliates		841	276	82
Deferred income taxes	26	(2 080)	(277)	297
Minority interests	20	(714)	(52)	(198)
Other items		(19)	25	29
Funds generated from operations		7 406	6 863	7 482
Decrease (increase) in inventories		341	(329)	(176)
Decrease (increase) in trade accounts receivable		(628)	(978)	(760)
Securitization of receivables	9	914	-	-
Decrease (increase) in other current assets		(1 974)	(1 372)	(668)
Impact of sale of carry back receivables	26	(1 111)	-	-
Increase (decrease) in trade accounts payable		(588)	936	1 084
Increase (decrease) in other liabilities		2 026	1 493	1 167
Impact of sales of future receivables	18	690	-	-
Other changes in current assets and liabilities		(330)	(250)	627
Net cash provided by operating activities		7 076	6 613	8 109
INVESTING ACTIVITIES				
Purchase of property, plant, and equipment and intangible assets	5 - 6	(8 553)	(14 313)	(5 001)
Proceeds from sale of property, plant, and equipment and intangible		296	274	150
Cash paid for Orange plc	3	-	(21 693)	-
Purchase of own shares (Orange plc acquisition)	3	(8 807)	-	-
Orange SA IPO proceeds	3	6 102	-	-
Cash paid for investments securities and acquired businesses, net of cash acquired	3	(1 071)	(10 899)	(2 502)
Investments in affiliates	7	(3 284)	(7 969)	(302)
Proceeds from sale of investment securities and businesses, net of cash sold	3 - 8	4 524	7 930	720
Decrease (increase) in marketable securities and other long-term assets		(31)	(218)	288
Net cash used in investing activities		(10 824)	(46 888)	(6 647)
FINANCING ACTIVITIES				
Issuance of long-term debt	12	37 244	21 528	1 088
Repayment of long-term debt	12	(18 174)	(3 229)	(2 389)
Increase (decrease) in bank overdrafts and short-term borrowings	12	(13 556)	21 002	1 092
UMTS vendor financing	18	234	-	-
Minority interest shareholder contributions		181	1 847	199
Dividends paid to minority shareholders	20	(128)	(213)	(71)
Appropriation of net income		(1 075)	(1 025)	(1 025)
Net cash used in financing activities		4 726	39 910	(1 106)
Net increase (decrease) in cash and cash equivalents		978	(365)	356
Effect of changes in exchange rates on cash and cash equivalents		(75)	(19)	26
Cash and cash equivalents at beginning of period		2 040	2 424	2 042
Cash and cash equivalents at end of period		2 943	2 040	2 424

Supplementary disclosures			
Cash paid during the period for :			
. Interest	(3 695)	(2 132)	(1 001)
. Income taxes	(610)	(1 771)	(1 106)

See Notes to Consolidated Financial Statements

1. DESCRIPTION OF BUSINESS

France Telecom group («France Telecom») with notably its publicly listed subsidiaries Orange, Wanadoo and Equant, is one of the leading telecommunications operators in the world and is the principal telecommunications operator in France. France Telecom provides consumers, businesses and other telecommunication carriers with a wide range of services including fixed line and mobile telecommunications, data transmission, Internet and multimedia, broadcasting and other value added services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of France Telecom are prepared in accordance with French generally accepted accounting principles under rule 99-02 of the *Comité de la Réglementation Comptable* (CRC).

France Telecom has reviewed provisions recorded at December 31, 2001 and does not anticipate any significant impact with respect to the first application on January 1, 2002 of rule CRC 00-06 on liabilities.

Presentation of the financial statements

The consolidated balance sheet, statement of income and statement of cash flows are prepared in Euros.

- EBITDA represents operating income before special items, net and before depreciation and amortization.
- Operating income before special items, net is presented separately.
- Operating income represents the difference between operating revenues and charges. It includes specific non-recurring items, recorded under the heading «Special items, net» within Operating Income.
- The costs resulting both from the discounting of the French early retirement plan and from the French legal regime of employee profit sharing are presented as a separate line item in the consolidated statement of income after Operating Income.
- The «Other non-operating income/(expense), net» relates mainly to gains and losses on the disposal of consolidated subsidiaries and investment securities including dilution results and the change in provisions against investment securities and marketable securities, dividends received, and movements in restructuring provisions. This heading also includes results on disposals where their relative size exceeds ordinary activity (real estate, commercial receivables...).
- The goodwill amortization charge relates to the goodwill of fully and proportionally consolidated companies as well as investments accounted for under the equity method.
- The balance sheet classifies assets and liabilities based on liquidity or maturity dates, and presents short-term balances (due within one year) separately from long-term balances.
- The statement of cash flows excludes from changes in cash those changes in bank overdrafts and marketable securities having maturities in excess of three months at the time of purchase, which are presented as financing and investing activities.

Moreover, in order to ensure comparability of the 2001 financial statements with those of prior years, specific headings have been introduced on the face of the balance sheet and statement of income at December 31, 2001 in order to reflect directly (i) the receivable from the sale of real estate (Note 6) and (ii) the exceptional goodwill amortization.

Principles of consolidation

The main consolidation principles are as follows:

- Companies which are wholly owned or which France Telecom controls, either directly or indirectly, are fully consolidated;
- Companies in which France Telecom and a limited number of other shareholders exercise joint control are accounted for using the proportionate consolidation method;
- Companies over which France Telecom exercises significant influence but does not control (generally a 20% to 50% controlling interest), are accounted for under the equity method;
- Material inter-company balances and transactions are eliminated.

Translation of financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries in a non Euro functional currency, except for those in countries with hyper-inflationary economies, are translated into Euros as follows:

- assets and liabilities are translated at the year-end rate;
- items in the statement of income are translated at the average rate for the year;
- the translation adjustment resulting from the use of these different rates is included as a separate component of shareholders' equity.

The financial statements of the Argentinean subsidiaries have been converted under the terms of the CNC *(Conseil National de la Comptabilité)* announcement of January 18, 2002 relating to the accounting consequences of the devaluation of the Argentinean peso. Balance sheet items, revenues and expenses from significant operations from December 21, the date on which the Argentinean peso ceased to be quoted, to December 31, 2001 have been converted using a rate of 1.65 pesos for 1 Euro.

The local currency financial statements of foreign subsidiaries operating in countries with hyper-inflationary economies are remeasured into their functional currency, prior to converting to Euro, using the following method:

- monetary elements of the balance sheet are translated at the closing rate;
- non-monetary elements are converted at the historical rate;
- items in the statement of income are translated at the average rate for the year except for depreciation and amortization charges which are translated at the historical rate;
- the translation adjustment resulting from the use of these different rates is recorded in the income statement as an exchange gain or loss.

The financial statements of subsidiaries remeasured as described above are then translated into Euro using the method applied to all foreign subsidiaries of France Telecom.

Transactions in foreign currencies

At year-end, foreign currency denominated monetary balances, except for those hedged by currency swap contracts, are translated at closing exchange rates.

Unrealized gains and losses on foreign currency denominated balances, except for those hedged by currency swap agreements and for those arising on liabilities effectively hedged by assets in the same currency, are recognized in the statement of income for the period.

Revenue recognition

France Telecom's principal sources of revenue are recognized as follows:

- Revenues from telephone subscriptions or Internet access are recognized on a straight-line basis over the invoicing period,
- Revenues from incoming and outgoing traffic are recognized when the service is rendered.
- Revenues from sales of telecommunications equipment, net of point of sales discounts, and connection charges are recognized upon delivery to the customer or activation of the line, as appropriate,
- Revenues from Internet advertising are recognized over the period that services are provided. Barter transactions are recorded, only when their value can be determined, and in this case are recorded at the fair value of the goods or services provided or received, whichever is more readily determinable in the circumstances,
- Revenues from advertisements in printed and electronic directories are recognized when directories are published.

Customer acquisition costs and loyalty costs

Customer acquisition costs and loyalty costs relating to mobile and Internet customers are expensed as incurred. These costs consist principally of commissions and rebates paid to distributors.

Advertising costs

Advertising costs are expensed as incurred. Advertising costs amounted to € 1,063 million in the year ended December 31, 2001, € 939 million in the year ended December 31, 2000, and € 664 million in 1999.

Research and development

Research and development costs are expensed as incurred.

Web site development costs

Costs relating to the development of web sites are capitalized or expensed depending on the phase of development of sites; costs relating to the planning and operating stages are expensed, costs related to development and creation of the design are capitalized.

Earnings per share

Two types of earnings per share are shown: basic earnings per share and diluted earnings per share. The number of shares used for the calculation of diluted earnings per share takes into account the conversion into ordinary shares of existing potentially dilutive instruments. Diluted earnings are calculated as net result adjusted for the financial charges of dilutive instruments, net of their effect on tax and employee profit sharing.

Own shares held, when recorded as a reduction in consolidated shareholders' equity, are not included in the calculation of earnings per share.

Customer receivables

France Telecom does not consider itself exposed to a concentration of credit risk with respect to trade accounts receivable due to its large and diverse customer base (residential, professional and large business customers). Allowances are recorded on the basis of an evaluation of the risk of non-recovery of receivables. The allowances are based on an individual or statistical assessment of this risk.

Customer receivables which are securtized are removed from the heading "Trade accounts receivables, less allowances" when the rights and obligations attached to such receivables are definitively transferred to third parties. Subordinated shares held in *Fonds commun de créances* as part of these transactions are recorded as "Other long-term assets, net". Depreciation of such shares, determined based on the risk of non-recovery of the receivables divested, is presented as a reduction in "Other long-term assets, net".

Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments with maturities generally of three months or less at the time of purchase and are stated at cost, which approximates fair value.

Marketable securities

Marketable securities are valued at acquisition cost. When necessary, a provision is recorded on an investment-by-investment basis to adjust this value to the average market value over the month prior to year-end or their estimated trading value for securities not publicly traded.

Inventories

Inventories are stated at the lower of cost or probable net realizable value taking into account notably future revenue expected from new subscriptions arising from mobile handset sales. Cost relates to acquisition or production costs and is generally determined using the weighted average method.

Purchase accounting and goodwill

Upon acquisition of a business, the purchase price is allocated on a fair value basis to the identifiable assets and liabilities of the business acquired. The fair value of identifiable intangible assets such as trademarks, licenses and customer relationship is determined using generally accepted methods such as the income approach, the cost approach, or the market value approach.

The excess of the purchase price over the fair value of the share of identifiable assets and liabilities of the business acquired is recorded in the consolidated balance sheet under the heading « Goodwill » for fully and proportionally consolidated entities and is included in the heading « Investments accounted for under the equity method » for entities over which France Telecom has a significant influence.

Goodwill related to foreign companies is recorded as an asset in their functional currency.

Where there is a partial disposal of shares in fully or proportionally consolidated companies, the cost of the assets sold includes the related portion of goodwill disposed of which is removed from the balance sheet at disposal, be it through a direct sale in exchange for another asset or through a dilution.

The amortization period for goodwill, usually ranging from 5 to 20 years, is determined after taking into consideration the specific nature of the business acquired and the strategic value of each acquisition.

The value in use of goodwill is subject to review when events or circumstances occur indicating that an impairment may exist. Such events or circumstances include significant adverse changes, other than temporary, in the business environment, or in assumptions or expectations considered at the time of the acquisition. The need to recognize an impairment charge is assessed with reference to undiscounted cash flows as estimated based on prospective economic and operating assumptions used by the management of France Telecom.

Impairment charges are recorded, where necessary, as the difference between net book value and fair value. The recoverable value of the goodwill is assessed with reference to cash flow projections discounted using appropriate rates and considering other advantages expected at the acquisition date such as synergies resulting from the integration of the business with France Telecom's operations and its strategic position for the group.

Other intangible assets

Other intangible assets include trademarks, customer relationship, licenses, patents and submarine cable link access rights.

Licenses to operate mobile networks are recorded at historical cost and amortized on a straight-line basis from the effective date of commercialization of services.

The right to operate, in France, a third generation mobile network (UMTS) is recorded for the fixed portion payable at the grant of the license, and this fixed portion is amortized on a straight line basis from the effective date of commercialization of services. According to the ruling of the urgent issues task force of the CNC, the variable portion (equal to 1% of the eligible sales generated by the third generation network) will be recorded as an operating expense in the period incurred.

Trademarks and customer relationship are not amortized. Impairment is recorded, as necessary, taking into account operating conditions.

Purchases of capacity transmission on land and submarine cables (IRUs) are capitalized and amortized on a straight-line basis over the forecast useful life. Income from sale of IRUs is recorded on a straight-line basis in the statement of income over the duration of the contract.

Property, plant and equipment

Assets transferred from the French State on January 1, 1991, upon the creation of France Telecom as a public sector operator, were recorded in the opening balance sheet at values jointly approved by the Telecommunications Ministry and the Ministry of Economy and Finance.

Since that date, property, plant and equipment are recorded at historical cost of acquisition or at construction cost. Cost of networks includes planning and construction costs, as well as site installation and equipment upgrade costs.

Interest arising from debt incurred to finance construction and development of assets is, from January 1, 2000, capitalized as part of the cost of such assets during the construction period.

Repairs and maintenance costs, except to the extent that they increase productivity or extend the useful life of an asset, are expensed as incurred.

Leased assets are recorded as an acquisition of an asset and the incurrence of a financial debt when the lease terms effectively transfer the risks and rewards of ownership of the asset to France Telecom. Equally, where France Telecom transfers the risks and rewards of ownership to a third party through a lease contract, this is accounted for as a disposal.

Depreciation of property, plant and equipment is measured on a straight-line basis over the following estimated useful lives :

Buildings and leasehold improvements	10 to 30 years
Switching, transmission equipment and other network equipment	5 to 10 years
Cables and public infrastructure	15 to 20 years
Computers and software (excluding network)	3 to 5 years
Other	3 to 14 years

Investment subsidies

France Telecom may receive non-repayable investment subsidies in the form of capital projects funded directly or indirectly by third parties, primarily local and regional governments. Subsidies are recorded as a reduction of the cost of the assets financed and, consequently, are recognized in income over the estimated useful lives of the corresponding assets.

Impairment of long-lived assets

Plant, property and equipment and intangible assets are written down when, as a result of events or changes in circumstances, their recoverable value appears to be permanently less than their carrying value.

- For assets to be held and used, impairment is principally determined for each group of assets by comparing their carrying value with the undiscounted cash flows they are expected to generate based upon management's expectations of future economic and operating conditions.

  Where necessary, impairment of these assets is recorded as the difference between carrying value and fair value. Fair value is determined on the basis of discounted cash flows or by reference to replacement cost for used equipment, cost of alternative technologies or recent transactions for similar businesses, or market prices.

- Assets to be disposed of are written down to their fair value, less costs of disposal, when such value is lower than their carrying value.

Investment securities

Investment securities are stated at cost, including any associated direct costs. An allowance is recorded when the value in use, based upon management's analysis, appears to be permanently less than carrying value, on the basis of different criteria such as market value, the outlook for development and profitability, and the level of shareholders' equity, and taking into account the specific nature of each investment.

Deferred income taxes

Deferred income taxes are recorded on all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes, as well as those arising from loss carry forwards. Deferred tax assets are provided for to the extent that the recovery of these taxes is not considered probable.

France Telecom uses the liability method under which deferred taxes are measured applying the tax rates enacted at the end of the accounting period, as applicable at the time the temporary difference is expected to reverse. Where significant, deferred tax assets and liabilities are discounted when reversals can be reliably scheduled.

Debt issuance costs

Debt issuance costs are amortized over the term of the related debt instrument since January 1, 2000.

Purchase of own shares

Own shares held by France Telecom are reflected in the consolidated balance sheet at their acquisition cost as a reduction in shareholders' equity except for those held in share price stabilization transactions, which are recorded as marketable securities. Gains and losses on disposals of such shares, including related taxes are recorded within shareholders' equity, net of tax. Allowances recorded against own shares held within investment securities in the single company financial statements of France Telecom, as well as provisions for risk relating to commitments to repurchase own shares, are eliminated on consolidation.

Commitments to repurchase own shares, set out in Note 28, are recorded as an off balance sheet commitment until the repurchase.

Derivative financial instruments

France Telecom manages interest rate and foreign currency risks using derivative financial instruments including interest rate swaps, interest rate cap and floor contracts, foreign exchange futures contracts on organized forward markets, currency swaps and currency options. All such instruments are entered into for hedging purposes.

Income and costs resulting from the use of these instruments are recorded in the consolidated statement of income on a symmetrical basis with the underlying transaction being hedged:

- Differences between interest receivable and interest payable on swaps, caps and floor contracts designated as hedges, as well as premiums paid for these operations or discounts, are recorded in the consolidated statement of income over the life of the contract as an adjustment to interest expense;
- Initial differences between the negotiated term rate and the fixing rate for the day on forward exchange contracts and currency swaps designated as hedging operations are recorded in income over the life of the contract as an adjustment to interest expense. Subsequent gains and losses generated on these contracts due to fluctuations in exchange rates are recorded as exchange rate corrections resulting from the item hedged;
- Gains and losses arising on contracts designated as hedges of identifiable firm commitments or identifiable future transactions are deferred and taken into account in the valuation of the transaction at maturity.

Certain operations do not qualify for accounting purposes as hedging operations under France Telecom's policy. Derivative financial instruments which do not qualify for accounting purposes as hedging operations relate mainly to operations related to management of short-term debt (the Euribor 3 month future contract and rate collars). Such operations are evaluated as follows:

- For operations on organized markets, margin calls are recorded directly in the statement of income.

- Net unrealized losses, calculated on instruments negotiated over the counter, are fully provided for.
- Unrealized gains on instruments negotiated over the counter are recorded upon unwinding of the position.

Pension plan for French civil servants

Civil servants employed by France Telecom are eligible to receive retirement benefits from the civil servant and military personnel defined benefit pension plan, which is administered by the French State.

The «France Telecom Law» (FT law) (French law n°96-660 of July 26, 1996) states that France Telecom's obligation is limited to a defined annual contribution. As a result, France Telecom has no additional liability either for shortfalls that might arise in the pension plan for its civil servant employees, or for plans of other civil servants.

Early retirement plan for French civil servants

In accordance with the «FT law», France Telecom has introduced an early retirement plan for civil servants and other employees. The plan provides that until December 31, 2006, civil servants and other employees working for France Telecom who attain the age of 55 with 25 years service, may elect for early retirement. Between early retirement age of 55 and normal retirement age of 60, participants will receive 70% of their salary. In addition, participants receive a lump sum indemnity, which amounts to one year of early retirement salary if they elect for early retirement at the age of 55, and which declines progressively to zero as the age at which they elect approaches normal retirement age.

A provision corresponding to an actuarial measurement of the liability under this plan has been recorded (Note 18). Actuarial assumptions are monitored and modified based upon experience.

Changes in actuarial assumptions are accounted for from the anniversary of the plan, in the consolidated statement of income in the year of change, and on a prorata basis over future service periods until the end of the plan as personnel opt for early retirement.

Retirement indemnities and other pension plans

In France, legislation requires that lump sum retirement indemnities be paid to non-civil servant employees based upon their years of service and compensation at retirement. The actuarial cost of this unfunded obligation is charged annually to income over the employees' service lives. The effect of changes in assumptions is accounted for in the consolidated statement of income over the average remaining service life of employees.

British subsidiaries of Orange S.A. and Equant have for eligible employees defined contribution pension schemes and unapproved retirement benefit schemes financed by third parties. Contributions to both types of plans are expensed as incurred.

Post-retirement benefits other than pensions

France Telecom has commitments to provide certain additional post-retirement benefits such as telephone equipment, credit card fees and various other benefits to retirees.

France Telecom recognizes the expected actuarial cost of these post-retirement benefits in the consolidated statement of income over the service lives of the eligible employees.

The effect of changes in actuarial assumptions is accounted for in the consolidated statement of income over the average remaining service lives of employees.

Stock subscription plans

Shares of subsidiaries issued upon exercise of subscription options granted to employees are reflected as a share capital increase, based on the exercise price of the options, creating a dilution result for France Telecom.

With regard to purchase options, a provision is recorded in the books of the subsidiary to the extent that the acquisition cost of the shares purchased to service the exercised options is higher than the exercise price of the options.

Social charges assumed in connection with the share option plan are provided for when it is probable that the options will be exercised.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the amounts reported in the financial statements and accompanying notes, notably with regard to provision for risks, deferred tax assets, goodwill and investment securities. Actual results could differ from those estimates.

3. MAIN ACQUISITIONS AND DIVESTITURES OF COMPANIES

For the year ended December 31, 2001

Main acquisitions

Equant

Following the Extraordinary General Meeting of Equant on June 27, 2001, and in accordance with the agreement concluded in November 2000, France Telecom performed the following transactions on June 29, 2001:

- Acquisition of 67,950,000 Equant common shares from the SITA Foundation in exchange for France Telecom shares at a ratio of 2.2 Equant shares per France Telecom share, resulting in consideration of € 1,739 million based on the share price at June 29, 2001 of € 56.3 per share.
- Investment of US$ 1 billion (€ 1,179 million) through subscription for 10 million newly issued Equant convertible preference shares; each preference share has the same voting rights as one Equant common share and will automatically convert into one new Equant common share five years after the date of subscription, and
- Contribution to Equant in exchange for 80,617,348 newly issued Equant common shares, of 100% of the share capital of Global One Communications World Holding B.V. and Global One Communications Holding B.V, with France Telecom retaining certain activities previously performed by Global One. This contribution was valued on the basis of discounted future cash flows at US$ 5,168 million (€ 6,094 million), including contributed cash amounting to US$ 300 million.

As a result of these transactions, France Telecom owned, at June 29, 2001, 54.27% of the combined company Equant.

Under the terms of the agreement, within a two-year period, France Telecom is to pay back to Equant:

- 50% of costs related to the preservation of employment or the cancellation of employment contracts for certain employees of the newly combined company Equant - Global One,
- Restructuring and integration costs other than those relating to employees, up to a maximum of US$ 210 million.

On the basis of these elements, the preliminary purchase accounting for Equant at December 31, 2001 is as follows:

(in millions of euros)		
Contribution of Global One	6,094	
Proceeds from subscription of the 10 million Equant preference shares, paid in cash	1,179	
	7,273	
Minority interests, corresponding to Equant shareholders	x 45.73%	3,326
Acquisition of Equant common shares from the SITA Foundation		1,739

Restructuring, integration and associated acquisition costs	369
Preliminary acquisition cost	5,434
Fair value of net assets acquired	634
Preliminary goodwill	4,800

Preliminary goodwill in Euros is amortized from July 1, 2001, over periods of up to 20 years, and amounts to € 4,800 million (US$ 4,071 million). The acquisition and restructuring costs associated with the acquisition were depreciated in the second half of 2001 (Note 4).

Equant CVRs

On July 2, 2001, France Telecom issued to all Equant shareholders other than the SITA Foundation and to certain owners of share options and *restricted share awards* granted by Equant before November 19, 2000, 138,446,013 contingent value rights ("CVR"). Each CVR gives the holder the right to receive a cash payment, on the third anniversary of the completion of the Equant transaction (*June 2004*), *representing the difference if* negative between the average Equant share price for a defined period and € 60, limited to a maximum of € 15 per share. Movement in market price in 2001 and in the beginning of 2002 (notably in terms of EBITDA multiples) has resulted in a CVR market value since issue corresponding to a payment of the CVR at maturity. Whilst considering that the Equant business plan assumptions remain valid, France Telecom management considers that such a payment would not be recovered from the value in use of the Equant investment as derived from the business plan. As a results of this. France Telecom has recorded a provision for the maximum risk, amounting to € 2,077 million (Note 18).

TP SA.

Under an agreement signed on September 5, 2001 between the Polish government and the consortium lead by France Telecom, France Telecom and Kulczyk Holding, its partner in the consortium, increased their share in TP SA by 8.93% and 3.57% respectively for a total of PLN 3,656 million (€ 950 million) of which PLN 2,612 million (€ 679 million) were paid by France Telecom. Following this operation, the consortium holds 47.5% of TP SA, of which 33.93% is held by France Telecom. The consortium holds a *call* option for a supplementary investment of 2.5% plus one share. Moreover, put and call options have been concluded between Kulczyk Holding and France Telecom relating to the participation of Kulczyk Holding in TP SA (Note 28).

The preliminary goodwill relating to this complementary investment amounts to € 213 million and is amortized over 20 years from October 1, 2001. The investment in TP SA is accounted for under the equity method (Note 7).

Freeserve

In December 2000, Wanadoo SA made an offer for the entire share capital of Freeserve, the main Internet services provider in the United Kingdom. The offer was carried out in March 2001 on the basis of a parity of 0.225 new Wanadoo shares for each Freeserve share. The number of shares issued at amounts to 230,069,681, resulting in a purchase price of € 2,078 million.

The resultant goodwill for this operation amounts to € 1,886 million and is amortized over a 20-year period from March 1, 2001 (Note 4).

Indice Multimedia

On December 18, 2000, Wanadoo agreed to acquire the entire share capital of Indice Multimedia, the second largest directory operator in Spain. At the general meeting on March 22, 2001 and in accordance with the agreement, Wanadoo acquired 86.71% of the capital of Indice Multimedia by issue of 20,325,444 shares and a cash payment of € 80.5 million, representing an acquisition cost of € 190 million. The remainder of the capital will be acquired through options granted both to shareholders, in cash when the option is exercised, and also to certain shareholders, in cash and in Wanadoo shares at exercise.

The acquisition of Indice Multimedia gave rise to goodwill of € 318 million being amortized over a 20-year period from April 1, 2001 (Note 5).

Wind

On October 11, 2000, France Telecom and ENEL reached an agreement relating to the acquisition of Infostrada by ENEL and its commitment to merge Wind and Infostrada.

Under this agreement, and following an extraordinary general meeting on July 30, 2001 which approved a capital increase reserved for Enel as a consideration for the contribution of Infostrada, France Telecom's interest was reduced from 43.4% to less than 27% in the new entity. The effect of this operation is a dilution gain of € 934 million. The merger of Wind and Infostrada had legal effect at January 1, 2002.

Moreover, under this agreement, France Telecom and ENEL agreed to make a public offering of 25% of Wind, subject to market conditions. The agreement includes put and call options over Wind shares with ENEL, in favor of France Telecom (Note 28).

Orange SA IPO

In February 2001, France Telecom sold 636 million existing shares of Orange SA representing 13.24% of the total number of existing shares and voting rights in Orange SA, through a public offer to private and institutional investors as well as employees. The net proceeds from these offers amounted to € 6.1 billion.

Since February 13, 2001, Orange SA shares have been listed on the Premier Marché of Euronext Paris SA and on the London Stock Exchange. This operation has no material impact on consolidated income before tax at December 31, 2001, as a provision of € 1,773 million to cover the expected loss was recorded in the financial statements at December 31, 2000.

Following this offering and the transfer to E.On of 102.7 million shares of Orange SA as a consideration for 42.5% of Orange Communications SA, acquired in November 2000, France Telecom owns 84.4% of Orange SA (Note 28 commitments linked to the acquisition of Orange Communications SA).

Main acquisitions and divestments of non consolidated investments (Note 8)

For the year ended December 31, 2000

Main acquisitions

Orange plc and Orange Communications SA

In May 2000, France Telecom, and the Vodafone group signed an agreement with effect August 22, 2000, resulting in (i) the cash purchase by France Telecom of 664.74 million Orange shares for € 21.5 billion (ii) the contribution by the Vodafone group to France Telecom of 544.56 million Orange plc shares in exchange for 129.20 million new France Telecom shares, issued at € 140.2 per share, with Vodafone renouncing the voting rights attached to the shares. As a result of this operation, France Telecom held 100% of the share capital of Orange plc. France Telecom immediately repurchased 15.36 million France Telecom shares from Vodafone at issue price, such that the Vodafone group would not hold more than 9.9% of the share capital of France Telecom.

This share purchase was financed by France Telecom's issue of a security of € 2.15 billion with maturity March 2001.

Following the Initial Public Offering (IPO) of Orange SA on February 13, 2001, Vodafone and France Telecom reached an agreement on February 28, 2001, with respect to the terms of the buy-back of the outstanding 113.85 million France Telecom shares held by Vodafone. This transaction represents a comprehensive settlement of the put and call arrangements set up in August 2001 and fixes the total price of these shares at approximately € 11.63 billion. Cash payments of € 6.65 billion were made in March 2001 against delivery by Vodafone of 64.1 million France Telecom shares. A final cash payment of € 4.97 billion is due on March 25, 2002 against 49.8 million France Telecom shares (Note 21 and 28).

On the basis of this agreement, the total acquisition cost of Orange plc amounts on a historic cost basis to € 35,472 million as summarized below:

(in millions of euros)	
Cash consideration	21,519
Transaction costs, net of related tax	174
Sub-total	**21,693**
Share consideration through issuance of 129 201 742 France Telecom shares	18,114
Price adjustment resulting from February 28, 2001 agreement	(4,335)
Total purchase price	**35,472**

The purchase price has been allocated to the following identifiable assets and liabilities:

(in millions of euros)		
Purchase price		35 472
Fair Value of net assets acquired:		
Orange trademark	4 600	
Customer relationship	1 950	
GSM license	875	
Other assets acquired	544	
Other liabilities acquired	(1 421)	
	6 548	
Goodwill		28 924
Of which goodwill allocated to Orange Communications SA		1 418

The purchase price allocation resulted in an increase to net assets of € 7,621 million, and relates primarily to the Orange trademark, customer relationship and a GSM license not recorded in the Orange plc consolidated balance sheet before the acquisition date. The trademark has been recognized based on the discounted value of cost savings equal to royalties which would have been payable to third parties for the use of the trademark, had Orange not owned such trademark. The customer relationship has been valued on a discounted cash flow basis relating to the customers concentration in Britain at the date of acquisition. These assets are not amortized but are subject to a regular impairment review.

Goodwill arising at acquisition amounting to € 28,924 million is amortized over a 20 year period. Following the IPO of Orange in February 2001, goodwill has been reduced to € 24,345 million.

On November 10, 2000 France Telecom acquired E.On's 42.5% shareholding in Orange Communications SA (Switzerland) for € 1,299 million of which 75% was settled through shares of Orange SA, with put and call arrangements (Note 28). This investment was transferred to Orange. This acquisition increased the ownership of Orange in Orange Communications SA from 42.5% to 85%.

This investment, accounted for using the equity method since September 1, 2000, has been fully consolidated from November 1, 2000. Goodwill arising from the acquisition of the 42.5% interest amounting to € 1,466 million is amortized over 20 years. Following the IPO of Orange, goodwill has been reduced to € 1,234 million.

Global One

In March 2000, France Telecom acquired Sprint and Deutsche Telekom's interests in Global One for a total of US$ 3,898 million (€ 4,080 million) generating goodwill of € 3,966 million amortized over a 20 year period. Following these acquisitions, France Telecom owned 100% of Global One. This investment, previously accounted for using the proportionate consolidation method, has been fully consolidated from April 1, 2000. France Telecom, holding the entire share capital of Global One following these operations, contributed almost all the activities of Global One in 2001 in relation to the Equant acquisition. Following this contribution, goodwill has been reduced to € 2,346 million at December 31, 2001.

MobilCom

On March 23, 2000, France Telecom entered into a cooperation framework agreement with MobilCom, a German fixed line operator, mobile and Internet service provider, and MobilCom's founding shareholder, regarding the acquisition of a UMTS license and the launch of UMTS mobile telecommunications services in Germany. Pursuant to the agreement, France Telecom extended a € 3,749 million loan to a company jointly owned by France Telecom and MobilCom to fund that company's bid for a UMTS license. In October 2000, France Telecom contributed its share in this company to MobilCom in exchange for a 28.5% equity interest in MobilCom which was subsequently contributed to Orange SA.

In connection with these transactions, France Telecom, MobilCom and MobilCom's founding shareholder entered into a cooperation framework agreement, with notably put and call option agreements exercisable under certain conditions (Note 28).

MobilCom has been accounted for under the equity method since November 1, 2000. Goodwill arising from the acquisition amounts to € 2,700 million and was initially amortized over a 20 year period.

Wind

On July 28, 2000, France Telecom reached an agreement with ENEL and Deutsche Telekom to purchase Deutsche Telekom's entire 24.5% interest in Wind. France Telecom acquired a 18.9% shareholding for € 2.082 million, bringing its ownership of Wind to 43.4%, with ENEL owning the remaining 56.6%.

Wind is accounted for under the equity method and the preliminary goodwill arising from the acquisition of the additional 18.9% amounts to € 1,994 million and is amortized over 20 years. Following the finalization of the purchase price allocation exercise in 2001, goodwill amounts to € 1,523 million before the Infostrada contribution.

TP SA

In October 2000, following an agreement between the Polish government and a consortium led by France Telecom, France Telecom acquired 25% and Kulczyk Holding, its partner in the consortium, acquired 10% of the share capital of Telekomunikacja Polska SA (TP SA), Poland's state-owned telecommunications operator, for total consideration of € 4.5 billion, of which France Telecom contributed € 3,4 billion. Preliminary goodwill arising from the acquisition amounts to € 2,701 million and is amortized over 20 years since October 1, 2000.

This investment has been accounted for under the equity method since October 1, 2000.

JTC

In January 2000, the consortium composed of France Telecom and the Arab Bank of Jordan reached an agreement with the Jordanian government over the acquisition of 40% of the capital of the Jordanian telecommunications operator, Jordan Telecommunications Company (JTC), for US$ 508 million (€ 510 million). This acquisition was made through a holding company, Jitco, held 88% by France Telecom and 12% by the Arab Bank of Jordan. Goodwill amounts to € 342 million and is amortized over 15 years. This investment has been proportionately consolidated from January 1, 2000.

Wanadoo IPO

On July 19, 2000, France Telecom carried out an IPO of its newly created wholly owned subsidiary Wanadoo with a listing on Euronext Paris. Approximately 10% of the outstanding shares of Wanadoo were listed through the issuance by Wanadoo of new shares and the sale by France Telecom of existing shares. The proceeds from the offering amounted to approximately € 2 billion. This IPO was followed in October 2000 by Wanadoo's purchase of minority interests in France Telecom Internet subsidiaries in Spain and in the Netherlands in exchange for newly issued Wanadoo shares. The effect of these two transactions resulted in an after tax gain in 2000 of € 1,952 million. As a result of these transactions, France Telecom's interest in Wanadoo has decreased to 88.64%.

For the year ended December 31, 1999

Main acquisitions

In August 1999, France Telecom and Telecom Italia increased their investment in the consortium Nortel Inversora, which controls the Argentine operator Telecom Argentina, by jointly acquiring an additional 35% of voting rights for US$ 265 million (€ 249 million) each. Following this transaction, France Telecom and Telecom Italia each control 50% of the voting rights of the consortium. This investment has been accounted for using the proportional consolidation method from September 1, 1999 to December 21, 2001. The goodwill arising from this acquisition amounted to € 190 million, and was initially amortized over 15 years.

4. GOODWILL IN CONSOLIDATED INVESTMENTS

Main goodwill arising from fully or proportionately consolidated investments is as follows:

	At December 31,			
	2001			2000
(in millions of euros)	Cost [1]	Accumulated amortization	Net book value	Net book value
Orange				
Orange PCS	23,435	(1,565)	21,870	27,047
Orange Communications SA (Switzerland)	2,554	(153)	2,401	2,848
Other Orange	567	(348)	219	496
Equant / Global One				
Equant	4,619	(546)	4,073	-
Global One	2,347	(181)	2,166	3,833
Other Equant/ Global One	85	(34)	51	16
Wanadoo				
Freeserve	1,980	(82)	1,898	-
Indice Multimedia	323	(12)	311	-
Wanadoo España	328	(81)	247	316
Pages Jaunes	319	(56)	263	279
Other Wanadoo	319	(130)	189	217
Other	1,724	(449)	1,275	997
Total	38,600	(3,637)	34,963	36,049

[1] Goodwill denominated in foreign currency is translated at the closing rate.

France Telecom assesses the value in use of Orange PCS and Orange Communications SA at the level of the segment resulting from the regrouping of Orange plc and the mobile activities formerly held by France Telecom.

Due to the integration of Global One within Equant, France Telecom assesses their value in use on a joint basis, taking into account their strategic value for the group.

The value in use of Freeserve and Wanadoo Espana as well as Pages Jaunes and Indice Multimedia take into account their strategic value within Wanadoo's internet and directories businesses respectively.

Movements in net book value of goodwill is as follows:

(in millions of euros)	*2001*	*2000*	*1999*
Opening balance	36,049	1,206	872
• Acquisitions	8,027	35,757	461
• Divestitures	(6,489)	-	(1)
• Amortization	(2,195)	(966)	(136)
• Exceptional amortization	(560)	-	-
• Translation adjustment	296	4	10
• Reclassification	(165)	48	-
Closing balance	34,963	36,049	1,206

The effect of the main acquisitions is set out in note 3.

Divestments relate to the decrease in goodwill generated by the IPO of Orange and Global One's contribution to Equant.

In 2001, the goodwill amortization charge includes € 1.2 billion relating to Orange PCS and € 365 million relating to Equant and Global One and, in 2000, € 458 million relating to Orange PCS for the period from September 1 to December 31 and € 251 million for Global One.

Exceptional goodwill amortization in 2001 relates to Ananova and Wildfire (€ 211 million) and to the restructuring and other related costs for the new Equant entity (€ 349 million) included in the acquisition cost.

Translation adjustments result mainly from the recording in foreign currency of goodwill relating to non Euro zone companies.

5. OTHER INTANGIBLE ASSETS

	At December 31,			
	2001			2000
(in millions of euros)	Cost	Accumulated depreciation	Net book value	Net book value
Telecommunications licenses	9,548	(244)	9,304	8,236
Patents and rights of use	1,145	(363)	782	761
Trademarks	5,051	(86)	4,965	4,602
Market share	2,688	-	2,688	2,195
Other intangible assets	819	(369)	450	495
Total	**19,251**	**(1,062)**	**18,189**	**16,289**

Movements in the net book value of other intangible assets is as follows:

(in millions of euros)	2001	2000	1999
Opening balance	16,289	925	645
• Acquisitions of intangible assets	1,169	7,368	166
• Effect of acquisitions and divestitures	716	8,573	171
• Divestments	(31)	(14)	-
• Amortization and provisions	(382)	(214)	(62)
• Reclassification	76	(16)	(14)
• Translation adjustment	352	(333)	19
Closing balance	18,189	16,289	925

«Telecommunications licenses» relates primarily to operating licenses of mobile networks, in particular the payments paid for the granting of UMTS licenses:

(i) in 2001, in France for € 619 million (fixed payment excluding associated costs). The duration of this license is 20 years.

(ii) in 2000, in the United Kingdom for € 6.6 billion and in the Netherlands for € 436 million.

«Patents and rights of use» relate mainly to patents and cable usage rights .

«Trademarks» and «Customer relationship» relate mainly to the Orange trademark and the Orange customer relationship in the United Kingdom resulting from the purchase price allocation of Orange plc (Note 3). The Global One trademark was depreciated in 2001.

6. PROPERTY, PLANT AND EQUIPMENT

	At December 31,			
	2001			2000
(in millions of euros)	Cost	Accumulated depreciation	Net book value	Net book value
Land and buildings	11,498	(5,197)	6,301	8,348
Switching and transmission equipment	24,217	(16,963)	7,254	7,285
Cables and public infrastructure	20,250	(11,789)	8,461	9,055
Other network equipment	9,187	(3,822)	5,365	4,736
Computer and terminal equipment	7,638	(4,500)	3,138	3,102
Motor vehicles and other	2,737	(1,528)	1,209	2,097
Total	75,527	(43,799)	31,728	34,623

Changes in the net book value of property, plant and equipment are as follows:

(in millions of euros)	2001	2000	1999
Opening balance	34 623	28 964	26 577
• Acquisitions of plant, property and equipment	7 811	6 993	4 835
• Effect of acquisitions and divestitures	(1 605)	4 210	2 323
• Sale of real estate	(1 963)	-	-
• Other retirements and sales	(286)	(237)	(151)
• Depreciation expense	(6 613)	(5 509)	(4 819)
• Reclassification	(428)	(70)	(25)
• Translation adjustment	189	272	224
Closing balance	31 728	34 623	28 964

In November 2001, France Telecom concluded a binding reciprocal agreement with a consortium of real estate investors to sell 431 office and mixed technical buildings, whereby the parties committed to sign notarial deeds by September 30, 2002. The notarial deeds were signed on March 12, 2002 for 242 buildings, representing 74.7% of the sales price of the transaction, and the remaining deeds are to be signed by June 30, 2002 as the administrative issues are settled. The result on disposal of the 431 buildings, recorded in "Other receivables" amounts to € 2.7 billion, of which € 2 billion has been cashed at March 13, 2002. The gain on disposal, net of costs, amounts to € 705 million, and has been recorded in non-operating result (Note 25). At the same time France Telecom is committed to re-lease through 6-9 year leases these buildings except for certain assets to be vacated in the short-term (Note 28).

In 2001, the effect of acquisitions and divestitures relate mainly to:

(i) the first consolidation of Equant NV, for € 699 million,

(ii) the equity accounting of Nortel/Telecom Argentina, for € 2.7 billion,

(iii) the change in the percentage of proportional consolidation of ECMS, for € 156 million,

(iv) the first consolidation of Mauritius Telecom for € 120 million.

In 2000, the effect of acquisitions and divestitures relate mainly to the consolidation of Orange plc for a total of € 2,685 million and of Orange Communications SA (Switzerland) for a total of € 704 million, and to Global One (previously accounted for using the proportionate consolidation method) for € 444 million.

In 1999, the effect of acquisitions and divestitures related mainly to the proportional consolidation of Telecom Argentina for € 2,278 million.

7. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

The carrying values of France Telecom's investments in affiliates are as follows (in millions of euros):

Company	Principal activities	% control at December 31, 2001	2001	2000	1999
MobilCom [1]	Telephony operator in Germany	28.3	0	3 687	-
TP SA [1]	Telephony operator in Poland	33.9	4 552	3 441	-
Wind Infostrada [1]	Telephony operator in Italy	26.6	3 349	2 011	58
BITCO	Mobile telephony operator in Thailand	49.0	460	370	-
Radianz [2]	Financial information provider	49.0	301	-	-
PTK	Mobile telephony operator in Poland	34.0	164	60	60
Télévision Par Satellite (TPS) [3]	Satellite television packages	25.0	(67)	(99)	(67)
FTICI [4]	Holding company for investments in STMicroelectronics	-	-	785	586
Nortel / Télécom Argentina		See below	0	-	-
Other Companys [5]			153	251	429
Total			**8,912**	**10,506**	**1,066**

(1) Related off balance sheet commitments are set out in Note 28

(2) Subsidiary of Equant

(3) TPS is accounted for using the equity method (25%), corresponding to the direct control of the parent company, France Télévision Entreprise, in which France Telecom has a direct controlling interest of 65.84%. A memorandum of understanding to sell TPS was signed with TF1 in December 2001 (Note 28).

(4) Transferred to investment securities in 2001 (Note 8).

(5) These shares include notably the investment in the Brazilian operator Intelig, whose value of € 87.8 million under equity accounting has been written down to zero at December 31, 2001.

Telecom Argentina

Telecom Argentina, proportionally consolidated until December 21, 2001, is equity accounted for from this date. Moreover, the conversion of the financial statements of Telecom Argentina as set out in Note 2, as well as the amortization of the entire remaining goodwill have reduced the value under equity accounting to zero. The Argentinean peso crisis of December 21, 2001 has lead Telecom Argentina to designate advisory banks in charge of setting up propositions for management of its debt. The debt of Telecom Argentina is mainly denominated in dollars, and the indexation of prices to the dollar has been suppressed. France Telecom therefore considers that the Argentinean crisis has reduced its capacity to control. France Telecom neither intends nor is obliged to increase its commitments in Argentina. The impact of the proportional consolidation of Telecom Argentina until December 21, 2001 is as follows:

(in millions of euros)	2001	2000
Sales of services and products	1,792	1,818
Ebitda	641	685
Operating income	178	235
Financial charges	(128)	(126)

MobilCom

Reexamining the perspectives for the mobile telephony market in Germany with the presence of two dominants operators and four entering operators has lead France Telecom:

- To depreciate in full the goodwill, i.e. € 2,509 million recorded in exceptional amortization,
- To depreciate the balance of the equity accounting value, i.e. € 839 million recorded in non-operating expenses,
- Finally to depreciate, as a measure of prudence, several assets totaling € 554 million (mainly the current account of MobilCom with France Telecom), recorded in non-operating expenses.

Changes in investments in affiliates are as follows:

(in millions of euros)	2001	2000	1999
Opening balance	10,506	1,066	956
• Investments made in affiliates including capital increases [1]	1,208	9,958	302
• Contribution of LHS in Sema Group	-	348	-
• Contribution of Infostrada in Wind	934	-	-
• Effect of transfer to investment securities	(786)	(565)	(17)
• Depreciation of the equity accounting value of MobilCom	(839)	-	-
• Effect of acquisitions and divestitures	1,326	74	(180)
• Equity in net income/(loss) of affiliates	(890)	(275)	275
• Amortization of goodwill	(336)	(126)	(16)
• Exceptional amortization of goodwill	(2,697)	-	-
• Dividends received from affiliates [2]	49	(1)	(341)
• Translation adjustment [3]	437	27	87
Closing balance	8,912	10,506	1,066

(1) For 2000, investments include € 2,076 million paid in 2001.

(2) Including in 1999 € 312 million of dividends paid by FTICI, company holding indirectly France Telecom's investment in STMicroelectronics.

(3) Of which € 276 million relate to the translation adjustment on the goodwill of TP SA in 2001.

In 2001, complementary investments relate mainly to TP SA as set out in Note 3. The effect of acquisitions and divestitures show mainly (i) the difference arising on the revaluation of € 620 million in the equity accounted value prior to the complementary investment in Wind in July 2000 on the basis of fair value at that date (Note 3), (ii) the entry of the Radianz shares held by Equant, for € 342 million and (iii) the equity accounting of Nortel/Telecom Argentina.

In 2000, the investments made in affiliates relate mainly to investments in the mobile telephony operator MobilCom (Germany) and the operators TP SA (Poland) and Wind (Italy) as described in Note 3.

In 1999, the main effect of acquisitions relates to the Nortel Inversora consortium, proportionally consolidated from September 1, 1999 (Note 3)

Amortization of goodwill arising on equity accounted affiliates amounts to € 336 million in 2001 (€ 126 million in 2000). Exceptional amortization has also been recorded for € 2,509 million relating to MobilCom and for € 185 million related to Nortel/Telecom Argentina.

Following this, the net book value of the principal goodwill is as follows at December 31, 2001:

	At December 31,		
(in millions of euros)	2001	2000	1999
TP SA	2,574	2,668	-
Wind [1]	867	1,953	-
BITCO	331	243	-
Radianz	155	-	-
MobilCom	0	2,678	-
Nortel / Telecom Argentina	0	-	-
Other	29	39	53
Total	3,956	7,581	53

(1) The decrease in the net goodwill for Wind is due mainly to (i) the impact on the preliminary goodwill in 2000 of the purchase price allocation exercise on the assets and liabilities acquired and (ii) the dilution effect following the contribution of Infostrada to Wind (Note 3).

The equity in net income/(loss) of affiliates is presented as follows:

(in millions of euros)	2001	2000	1999
TP SA [1]	65	52	-
Intelig	(45)	(98)	(14)
BITCO	(58)	(1)	-
MobilCom [2]	(178)	(40)	-
Wind [1]	(358)	(253)	(138)
Nortel / Telecom Argentina [4]	(178)	-	-
FTICI [5]	-	181	425
Other companies	(138)	(116)	2
Equity in net income/(loss) of affiliates	(890)	(275)	275

(1) Over three months in 2000 (Note 3)

(2) Over two months in 2000 (Note 3)

(1) As set out in Note 3, the contribution of Infostrada to Wind in July 2001 brought France Telecom's controlling interest in the new entity Wind/Infostrada from 43.4% to 26.6%.

(4) Company proportionally consolidated until December 21, 2001. The loss under equity accounting covers the period from December 21, 2001 to December 31, 2001 and corresponds mainly to the loss recorded by these companies on their dollar denominated borrowings.

(5) Including € 399 million in 1999 from disposal of part of the investment in STMicroelectronics (Note 3).

8. OTHER INVESTMENT SECURITIES AND RELATED RECEIVABLES

France Telecom's main investment securities are as follows:

(in millions of euros)	At December 31, 2001				At Dec 31, 2000
	% interest	Cost	Provision	Net book value	Net book value
NTL shares	18.3%	2,967	(2,967)	0	2,074
NTL preferred shares					
Series [1]	-	2,938	(1,910)	1,028	2,819
Series [2]	-	777	(505)	272	777
NTL convertible notes	-	230	(161)	69	230
Bull SA	16.9%	438	(438)	0	34
Bull SA other instruments	-	33	(33)	0	33
Panafon	11.0%	35	-	35	35
Sema Group plc	-	-	-	-	565
Sprint	5.7%	306	-	306	1,617
Quoted companies		**7,724**	**(6,014)**	**1,710**	**8,184**
KPN Orange	-	-	-	-	517
Mauritius Telecom [3]	-	-	-	-	310
FTICI [4]	36.2%	464	-	464	-
Satellite organizations [5]		335	-	335	218
Optimus	20.0%	122	-	122	94
Connect Austria	17.5%	112	-	112	109
Other companies		916	(419)	497	786
Non quoted companies		**1 949**	**(419)**	**1.530**	**2,034**
Total		**9,673**	**(6,433)**	**3,240**	**10,218**

(1) 5% Cumulative Participating Convertible Preferred Stocks

(2) 5% Cumulative Participating Convertible Preferred Stocks

(3) Investment consolidated from January 1, 2001

(4) Transferred to Investments accounted for using the equity method then part divestment as part of the exit of France Telecom from STMicroelectronics (see below).

(5) Eutelsat, Inmarsat and Intelsat.

At the date of preparation of the consolidated financial statements of France Telecom, 2001 net income and shareholders' equity which major quoted and non-consolidated investees have made available are as follows:

(in millions of euros)	2001	
	Shareholders' equity [1]	Net income for the period [1]
NTL	n/a	n/a
Sprint	14,315	(1,417)

n/a : not available

[1] Local GAAP data, translated at closing rate at December 31, 2001

Investment in NTL

In 1999, France Telecom acquired ordinary and preferred shares of NTL, telephone, internet access and cable television operator for € 2.97 billion and € 2.94 billion respectively.

As part of an issue by NTL in March 2000 of 1.85 million preferred shares, for US$ 1.85 billion, bearing interest at 5% and payable in preferred stock, France Telecom together with financial institutions subscribed preferred shares for US$ 750 million (€ 777 million at the historical rate) and US$ 1.1 billion respectively. As part of this transaction, France Telecom entered into put and call option agreements with these four financial institutions, amended in January 2002 (Note 28).

At December 31, 2001, France Telecom held 18.3% of the voting rights (18.6% at December 31, 2000).

On September 12, 2001, France Telecom, the financial institutions and NTL agreed that these shares:

- may be exchangeable in whole or in part, at the choice of France Telecom, into shares of NTL Cablecom Holding GmbH, representing up to 50% of the share capital of the company (this company holds the cable television activity of NTL in Switzerland).
- may be convertible in whole or in part, at the choice of France Telecom at March 27, 2002, 2003 or 2004 into convertible preferred shares, convertible into common shares of NTL until March 2009 (unless NTL at that time opts for cash reimbursement or defers convertibility of the preferred shares by one year, but in no event later than March 27, 2004). The number of NTL ordinary shares obtained through conversion of the convertible preferred shares would be equal to liquidation value per preferred share (US$ 1,091), divided by the weighted average share price of the 25 days prior to the date the preferred shares become convertible preferred shares multiplied by 1.25.
- are repayable in cash on March 27, 2009 for those preferred shares, which are neither exchanged nor converted.

In order to reduce its debt, NTL began early in 2002 to seek a new strategic shareholder and commenced a process of financial restructuring. In this context, France Telecom has decided not to increase its financial commitments within NTL, and to reappreciate the value in use of its investment on the following basis:

- The ordinary shares have been completely depreciated, representing a complementary provision of € 2,075 million in 2001,
- The convertible notes have been valued on the basis of their market price at December 31, 2001, resulting in a depreciation charge of € 161 million,
- The preferred shares have been depreciated for 65% of their nominal value, resulting in a charge of € 2,415 million. The depreciation of the preferred shares was determined by reference to the market values of the NTL notes. On the assumption of a favorable outcome from the process of financial restructuring committed and on the basis of the business plan presented by NTL management, the management of France Telecom considers that the net book value of these preferred shares corresponds to the best estimate of the probable realizable value of its economic interest in NTL.
- A provision for risk of € 811 million has also been set up on the same basis for the preferred shares held by the financial institutions and which are subject to put and call options with France Telecom (Note 28).

- Different costs linked to this operation have also been recorded as charges for € 448 million.

These items have been recorded in non-operating expenses for a total of € 5.910 million (Note 25).

The management of France Telecom considers that it is not exposed to financial risk beyond the net book value of the investments and commitments set out above i.e. € 1,806 million.

Divestments in 2001

Exit from STMicroelectronics

In December 2001, STMicroelectronics Holding II BV (STH II) the holding company through which France Telecom, Areva, and Finmeccanica held together an investment of 43.4% of the capital of STMicroelectronics NV (STM) made a private placement of 69 million STM shares, of which 39 million on behalf of France Telecom and 30 million for Finmeccanica. Following this placement and as part of the new agreement with Areva, France Telecom reduced from 49% to 36.2% its holding in FT1CI, the company holding indirectly 50% of the capital of STF II. This operation generated a gain before tax of € 1,068 million.

Simultaneous to the placement of STM shares by STH II, France Telecom issued notes convertible into STM shares for a nominal value of € 1.5 billion (Note 13). These notes are exchangeable from January 2, 2004 into 30 million existing STM shares, subject to subsequent revision of the exchange parity. The STM shares underlying the notes issued have been placed under escrow by STH II and will be transferred to France Telecom through the exercise of the call options issued by STH II. As part of the agreement with Areva, France Telecom has committed to reduce its share in FT1CI through and in proportion to the number of STM shares which are transferred to holders of the exchangeable notes.

Under the shareholder agreement held with Areva and Finmeccanica, France Telecom has committed to retaining the balance of its indirect share in STM until the end of June 2002, from which date France Telecom is entitled to dispose of it within the limits and conditions set out in the shareholder agreement.

Sprint FON

As part of a public offering France Telecom sold its share of 9.9% of Sprint FON, the American telecommunications operator, for US$ 1,616 million (€ 1,899 million) on June 4, 2001. The pre-tax gain on this transaction (net of exchange) amounts to € 181 million.

Sema Group plc

On February 12, 2001, in accordance with the agreement reached with Schlumberger and Sema Group plc, France Telecom contributed its investment in Sema group plc to the public offer for an amount of € 931 million. The pre-tax gain on this transaction amounts to € 401 million.

KPN Orange

In February 2001, France Telecom sold its 50% share in KPN Orange (Belgium) to KPN Mobile for a net cash payment of € 500 million, including € 102 million for the reimbursement of short-term borrowings. KPN Orange being reflected at fair value in the purchase price allocation of Orange plc, this transaction has no effect on the income before tax for the period.

Divestitures in 2000

Telefonos de Mexico (Telmex)

In June 2000, France Telecom sold its stake of 7.1% in the Mexican national telecommunications operator, Telefonos de Mexico (Telmex) in the form of an international public offering on the Mexican, American and European markets. The sales price, net of commission and costs, amounted to US$ 2.7 billion (€ 2.9 billion). The net gain after tax amounts to € 2,173 million.

Crown Castle International Corp Group (CCIC)

In connection with the investments made in the British telecommunications operator NTL, the British competition authorities (Office of Fair Trading) requested that France Telecom withdraw from the companies forming the Crown Castle International Corp Group (CCIC) before October 31, 2000. In June 2000, France Telecom sold a first tranche of 24.9 million ordinary CCIC shares in a public offering. The sales price amounted to US$ 693 million (€ 730 million). The net gain after tax amounts to € 301 million.

In accordance with the commitments given in May 2000 by France Telecom to the British competition authorities, those shares of CCIC which were not sold as part of the public offering in June 2000, were sold to a financial institution. In July 2000, France Telecom sold 17.7 million shares. The sales price amounted to US$ 505 million. The recognition of this sale in the statement of income has been deferred given the contractual commitments of France Telecom (Note 28).

Deutsche Telekom

Pursuant to the framework agreement entered into in May 2000 between France Telecom, Deutsche Telekom and Kreditanstalt für Wiederaufbau (KfW) to unwind the cross shareholdings between France Telecom and Deutsche Telekom, France Telecom sold its 1.8% holding in Deutsche Telekom to KfW in December 2000. The sales price amounted to € 3.1 billion. The net after tax gain amounts to € 1,445 million.

9 TRADE ACCOUNTS RECEIVABLE, LESS ALLOWANCES

Securitization of receivables

In June 2001, France Telecom sold trade receivables for fixed line telephony contracts with consumers and certain businesses in France. This sale was made without recourse, as part of a securitization program with a Security Fund (*Fonds commun de créances*). France Telecom remains in charge of servicing the transferred receivables on behalf of the *Fonds commun de créances*.

France Telecom subscribed for benefical interests in the FCC, notably benefical interests subordinated for risk of non-recovery of the securitized receivables. Such benefical interests are recorded in "Other long-term assets, net". Consequently, depreciation of such benefical interests, is presented as a reduction in "Other long-term assets, net". Losses on irrecoverable receivables and movements in the depreciation provision for securitized receivables are presented within operating expenses.

The positive effect of this operation on operating cash flow amounts in 2001 to € 914 million (excluding costs of sale of receivables -- see Note 25). As a result of this transaction, "Trade accounts receivable" have been reduced by € 1,765 million, corresponding to the transferred receivables, and "Other long-term assets, net" have been increased by a net amount of € 851 million of beneficial interests in the *Fonds commun de créances*.

10 • PREPAID EXPENSES AND OTHER CURRENT ASSETS

At December 31, 2001, the variation of other receivables and prepaid expenses is due primarily to the different categories of preferred shares and securities with a May 2002 maturity on NTL (€ 553 million) and Morgan Stanley Dean Witter (€ 510 million) received as payment from the sale of Noos shares.

On May 18, 2001, in accordance with the agreement reached in August 2000 with Suez Lyonnaise des Eaux, Noos' majority shareholder, France Telecom (i) brought its aggregate interest in Noos to 49.9% in exchange for the contribution of France Telecom's cable network infrastructure used by Noos and other minority shares in cable operators, subsequently (ii) sold its entire interest in Noos for an amount of € 1,187 million to Morgan Stanley Dean Witter Private Equity and NTL.

Incorporated (respectively 22.9% and 27%). The different categories of preferred shares and securities issued by the purchasers that represent the sale price have a maturity date of May 18, 2002, except for an amount of € 138 million, which is due on May 18, 2007. As security, France Telecom maintains pledges on the Noos shares.

In the context of the NTL's financial restructuring (see note 8), no result was recorded from this sale of shares, and the gain recorded at June 30, 2001 (representing € 333 million) has been reclassified as deferred income at December 31, 2001.

11 • DEFERRED INCOME

At December 31, 2001, apart from the operation set out in note 10 above, this heading includes for € 634 million the effect of spreading over 20 years the invoicing of civil works within the context of the contribution of cable networks.

12. NET BORROWINGS

France Telecom's net borrowings are as follows:

Net borrowings (in millions of euros)	Note	2001	2000
Exchangeable or convertible notes	13	10,750	2,653
Other long-term borrowings (including the portion due within one year)	14	45,389	35,436
Bank overdrafts and other short-term borrowings	15	11,365	25,165
Gross borrowings		67,504	63,254
Marketable securities		(1,138)	(216)
Cash		(2,943)	(2,040)
Net borrowings (*)		63,423	60,998

(*) After taking into account the receivable from sale of real estate for €2,689 million (Note 6), the net borrowings of France Telecom amount to € 60,734.

At December 31, 2001, the contribution of newly consolidated companies in 2001 amounts to € 38 million. Moreover, accounting for Nortel / Telecom Argentina using the equity method since December 21, 2001 has the effect of reducing net borrowings of France Telecom at December 31, 2001 by € 2 billion.

The bond market is the main source of long-term financing for France Telecom.

The annual weighted average interest rate of France Telecom's net borrowings in 2001 represents 5.82% compared to 5.74% in 2000. Moreover, the weighted average spot rate of bank loans and notes amounts at the end of December 2001 to 5.29% compared to 5.98% at the end of 2000.

13. CONVERTIBLE AND EXCHANGEABLE NOTES

The table below gives details of outstanding convertible or exchangeable notes issued by France Telecom SA at December 31, 2001:

Original currency	Amount issued (1)	Maturity	Interest Rate (%)	At December 31, 2001	2000
				(in millions of euros)	
Euro	623	2004	4.125 (2)	623	623
FF	13,322	2004	2.000 (3)	2 030	2,030
Euro	3,082	2003	2.500 (4)	3,082	-
Euro	3,492	2005	4.000 (5)	3,492	-
Euro	1,523	2004	1.000 (6)	1,523	-
Total convertible or exchangeable notes				10,750	2,653

1) in millions of currency

2) Bond of nominal value of € 1,000 exchangeable for Panafon shares between January 8, 2000 and November 29, 2004, at a ratio of approximately 70 shares per bond, this ratio may be subject to adjustment.

3) Bond of nominal value of € 800 convertible into France Telecom shares between December 7, 1999 and January 1, 2004 at a ratio of 10 shares per bond, thus a price of € 80 per share, this ratio could be subject to adjustment.

4) Bond of nominal value of € 12.7 exchangeable for Orange S.A. shares at a ratio of one share per bond, thus a price of € 12.7 per share, this ratio could be subject to adjustment.

5) Bond of nominal value of € 1,000 exchangeable for France Telecom shares at a ratio of 13.8889 shares per bond, thus a price of € 72 per share, this ratio could be subject to adjustment.

6) Bond of nominal value of € 1,000 exchangeable for STMicroelectronics shares at a ratio of 19.6986 shares per bond, thus a price of € 50.765 per share, this ratio could be subject to adjustment.

The characteristics of the exchangeable notes issued by France Telecom in 2001 are as follows:

Notes exchangeable for shares of Orange SA

Concurrent with the sale of shares of Orange SA in February 2001, France Telecom issued exchangeable notes for € 3.1 billion. The notes, of nominal value € 12.70, bear interest at a rate of 2.5% per annum with the first payment due on February 16, 2002 and the final payment due on February 16, 2003. At any time after their issue, these notes are redeemable by way of exchange, at the option of the holder, for existing shares of Orange SA at an initial ratio of one share for each note, subject to adjustment on the occurrence of certain events and subject to the right of France Telecom to elect to pay cash in lieu of delivering shares of Orange SA.

Notes exchangeable for shares of France Telecom

On November 29, 2001, France Telecom issued notes exchangeable for its own shares for € 3.5 billion. The notes, of nominal value € 1,000, bear interest at a rate of 4% per annum. At any time after their issue, these notes are redeemable by way of exchange, at the option of the holder, for existing shares of France Telecom at a ratio of 13.8889 per bond (representing an exchange price per share of € 72), this ratio being subject to possible adjustment. Starting December 15, 2003 under certain conditions, then unconditionally starting December 13, 2004, the notes issued are repayable in advance at a price corresponding to their nominal value plus accrued interest.

Under certain conditions, France Telecom has the right to reimburse the bond following the following terms:

- delivery of France Telecom shares on the basis of the exchange ratio,
- and settlement of the positive difference between the redemption price of the bond and 99% of the market value of the exchanged shares.

Notes exchangeable for shares of STMicroelectronics

Concurrent with the private placement of 69 million common shares of STMicroelectronics in December 2001, France Telecom issued exchangeable notes for € 1.5 billion (see note 8). The notes, of nominal value € 1,000, bear interest at a rate of 1% per annum. Starting January 2, 2004 until December 17, 2004, these notes are redeemable for shares of STMicroelectronics at a ratio of 19.6986 share for each note (representing an exchange price per STMicroelectronics share of € 50.765), this ratio may be subject to adjustment. Starting January 21, 2004, without condition, France Telecom can exercise its option of anticipated repayment.

Under certain conditions, France Telecom has the right to repay the bond following these terms:

- delivery of STMicroelectronics shares on the basis of the exchange ratio,

- settlement of the positive difference between the redemption price of the bond and 99% of the market value of the exchanged shares

14. OTHER LONG-TERM BORROWINGS

The table below presents an analysis of France Telecom's other long-term borrowings by type, after the effects of currency swaps:

Other long-term borrowings (in millions of euros)	At December 31, 2001	2000
Notes	38,251	19,128
Capital leases	73	180
Bank loans [2]	6,338	15,773
Other non-bank loans [1]	727	355
Total other long-term borrowings	**45,389**	**35,436**
Due within one year	(1,596)	(7,542)
Other long-term borrowings excluding current portion	**43,793**	**27,894**

1) Primarily the long-term portion of cash advances from associates

2) Includes at December 31, 2000, € 10 billion relating to the syndicated credit line of July 31, 2000, refinanced as long-term borrowings on March 14, 2001.

The movement in notes is primarily due to the following:

- On March 14, 2001, France Telecom issued international notes for the equivalent of € 17.6 billion. The notes were issued to refinance existing borrowings and consist of 7 tranches, of which 4 tranches are in US$ for US$ 9 billion, 2 in euros for € 7 billion, and one in GBP for GBP 600 million. The notes mature between 2 and 30 years.

- At December 31, 2001, outstanding notes issued under the EMTN programs amount to € 16,681 million, of which € 16,055 million is classified as long-term debt.

The table below presents the annual maturities of total long-term debt at December 31, 2001, excluding the short-term portion, after the effect of currency swaps:

(in millions of euros)	2001	2000
Two years	10,070	1,682
Three years	5,405	3,474
Four years	6,223	1,590
Five years	3,940	3,485
Six years and above	18,155	17,663
Total other long-term financial borrowings due after more than one year	**43,793**	**27,894**

The table below sets our notes by issuer (excluding convertible or exchangeable notes):

Notes [1] (in millions of euros)	At December 31, 2001	2000
France Telecom SA	36,985	17,083
Orange plc	1,164	1,135
Nortel / Telecom Argentina [2]	-	824
Other issuers	102	86
Total	**38,251**	**19,128**

1) Excluding convertible or exchangeable notes.

2) Consolidated using the equity method since December 21, 2001.

The table below gives details of other outstanding notes issued by France Telecom SA at December 31, 2001, before consideration of the impact of interest or currency swap agreements:

Original currency	Amount issued [1]	Maturity	Interest Rate (%)	At December 31, 2001 (in millions of euros)	2000
CHF	200	2002	3.250	135	131
FF [5]	2,000	2002	9.000	305	305
FF	2,500	2003	7.875	381	381
US$	1,000	2,003	US Libor 3 months+ 1.25[4]	1,135	-
Euro	2,250	2003	Euribor 3 months+1[4]	2,250	-
CHF	200	2003	3.250	135	131
JPY	275,000	2003	JP Libor 3 months+ 0.55[4]	2,384	-
Euro	1,400	2003	Euribor 3 months + 0.375	1,400	1,400
FF [5]	1,500	2004	5.750	229	229
Euro	3,500	2004	5.750[4]	3,500	-
JPY	50,000	2004	1.000[4]	434	-
Euro	1,000	2005	6.125	1,000	1,000
Euro	2,750	2005	5.000[4]	2,750	-
GBP	500	2005	7.000	822	801
FF [5]	2,000	2005	4.800	305	305
FF	1,000	2005	1.000[2]	152	152
CHF	1,000	2006	4.500[4]	674	-
US$	2,000	2006	7.200[4]	2,269	-
FF	4,500	2006	6.250	686	686
FF	300	2006	3.030% until 7/08/01 then indexed on theTEC10[2]	46	46
FF [5]	6,000	2007	5.750	915	915
Euro	3,500	2008	6.750[4]	3,500	-
FF [5]	3,000	2008	5.400	457	457
FF	900	2008	4.600% until 13/03/02, then TEC10[3] less 0.675%	137	137

FF	200	2008	10.165%, less 3 month PIBOR	30	30
US$	500	2008	6.000	567	537
FF [5]	1,500	2009	TEC 10 [3]	229	229
FF [5]	3,000	2010	5.700	457	457
Euro	1,400	2010	6.625	1,400	1,400
US$	3,500	2011	7.750[4]	3,971	-
GBP	600	2011	7.500[4]	986	-
GBP	450	2020	7.250	740	721
US$	2,500	2031	8.500[4]	2,837	-
Loans maturing in 2001					6,692
Currency Swaps				(233)	(59)
Total other notes				**36,985**	**17,083**

1) In millions of currency.

2) With a redemption premium indexed on the value of the Company's shares, capped at 100% of the share value at issue, and covered by a swap of the same amount, which indexes this debt on PIBOR.

3) TEC10: variable rate with constant 10-year maturity, determined by the *Comité de Normalisation Obligataire*.

4) Notes with coupons subject to revision in case of changes in credit rating.

5) These loans, initially denominated in FF, have been converted into euros.

At December 31, 2001, France Telecom SA notes are repayable at due date, and no specific guarantees have been given in relation to their issue. The outstanding notes of France Telecom SA at December 31, 2001 have not been guaranteed. Certain notes may be repayable in advance, at the request of the issuer.

At December 31, 2001, borrowings also include the bond debt of Orange plc:

Original currency	Amount issued	Maturity	Interest Rate	Au 31 December	
				2001	2000
			(%)	*(in millions of euros)*	*(in millions of euros)*
US$	197	2006	8.75	224	213
GBP	197	2008	8.63	324	316
US$	18	2008	8.00	21	19
Euro	94	2008	7.63	94	94
GBP	150	2009	8.88	247	240
US$	263	2009	9.00	298	282
Currency Swaps				(44)	(29)
Total				**1,164**	**1,135**

15. OTHER SHORT-TERM BORROWINGS

The table below presents an analysis of France Telecom's other short-term borrowings by type, after the effects of currency swaps:

Other short-term borrowings	At December 31,	
	2001	2000
(in millions of euros)		
Short-term notes and commercial paper[1]	2,369	10,129
Bank loans	7,619	13,603
Overdrafts	995	794
Other loans	382	639
Total	11,365	25,165

[1] The balance at December 31, 2001 includes only short-term notes.

Interest rates on France Telecom's short-term borrowings are generally based on French and foreign (essentially U.S.) money market rates. The weighted average interest rate on negotiable bills and bank loans (after taking into account the effect of interest rate hedging instruments) amounts to 4.38% at December 31, 2001, compared to 5.68% at December 31, 2000.

At December 31, 2001, France Telecom had the following bilateral and syndicated credit lines:

	At December 31, 2001			
(in millions of euros)	Original currency	Amounts in Currency	Equivalents in millions of euros	Amounts drawn in millions of euros
Bilateral credit lines				
Long-term [5]	US$	245	289	221
Long-term [5]	Euro	7	7	6
Long-term	CHF	39	26	26
Court term [1]	Euro	1,055	1,055	-
Bank overdrafts	Euro	150	150	-
Syndicated credit lines				
Long-term [1][4]	MC [3]	15,000	15,000	5,200
Long-term [1]	MC [2]	1,400	1,589	1,550
Long-term [5]	GBP	1,599	2,628	2,545
Long-term [5]	BEF	18,000	446	367
Long-term [5]	DEM	218	111	93

1) The weighted average maturity of these long-term credit lines is 1.31 years for France Telecom SA.

2) MC = Multi-currency facilities, denominated in US$ equivalents.

3) MC = Multi-currency facilities, denominated in Euro equivalents.

4) Syndicated credit line of € 30 billion negotiated in relation with the purchase of Orange plc was reduced to € 15 billion.

5) At December 31, 2001, the amounts drawn against these credit lines are classified in long-term debt.

On February 14, 2002, France Telecom negotiated a € 15 billion multi-currency syndicated credit line replacing the credit line negotiated in relation with the purchase of Orange plc. This credit line is composed of two tranches:

- Tranche A of € 5 billion, with one year maturity and one year term-out, thus a total of 2 years following closing date.

- Tranche B of € 10 billion, with 3 year maturity.

When this syndicated credit line was obtained, France Telecom committed to maintain certain financial ratios using EBITDA, interest expense and net borrowings.

16. EXPOSURE TO MARKET RISKS

Market risk management

In connection with its industrial and commercial activities, France Telecom is exposed to various types of market risk related to the management of the cost of its debt and the value of certain foreign currency denominated assets (foreign investment securities). Based on an analysis of its overall risk exposure, primarily due to changes in interest rates and exchange rates, France Telecom uses a variety of derivative financial instruments within limits set by management as to their potential impact on the statement of income, with the objective being to optimize the cost of financing.

France Telecom distinguishes between three different types of use of derivative financial instruments:

Long-term debt rate risk management

France Telecom aims to balance its long-term debt portfolio between fixed and variable rate instruments in Euros so as to minimize the cost of financing, and uses firm and optional interest rate instruments (swaps, future, caps and floors) within limits established by management.

The following table analyzes long-term debt by interest rate, including all exchangeable and convertible notes and other long-term debt, with the short-term portion, taking into account the effect of interest rate and currency rate swap agreements:

(in millions of euros)	December 31, 2001	December 31, 2000
Notes and bank loans [1]		
Less than 5%	15,377	3,490
Between 5 and 7%	18,717	5,681
Between 7% and 9%	6,708	5,748
Greater than 9%	322	394
Total fixed rate (Weighted average spot rate: 5.51% at 31/12/01; 6.33% at 31/12/00)	41,124	15,313
Total variable rate (Weighted average spot rate: 4.70% at 31/12/01; 5.75% at 31/12/00)	14,942	22,596
Total bank loans and notes (Weighted average spot rate: 5.29% at 31/12/01; 5.98% at 31/12/00)	**56,066**	**37,909**
Capital leases	73	180
Total long-term borrowings	**56,139**	**38,089**

[1] Long-term debt including convertible and exchangeable notes.

The interest rate swaps at December 31, 2001 included in the table above are as follows:

Swap to cover long-term debt	Nominal in millions of euros
Swaps paying fixed rate and receiving variable rate	12,028
Swaps paying variable rate and receiving fixed rate	7,106
Swaps paying variable rate and receiving variable rate	1,114
Swaps of structured issues against variable rate	391

Interest rate swaps are used to cover a part of France Telecom's future bond issues. At December 31, 2001, € 300 million of forward fixed rate swaps is available to France Telecom to cover future notes issue at variable rate as well as € 2,250 million of fixed rate swaps covering future bond issues at fixed interest rate.

At December 31, 2001, a notional amount of € 594 million of swaps not qualifying as hedges for accounting purposes is available to France Telecom. These swaps were accounted for using the method described in Note 2.

Short-term debt rate risk management

France Telecom manages a treasury position as either lender or borrower depending on cash flows provided by operating cash flows and maturities of long-term debt. France Telecom periodically reviews its projected short-term debt position and may use derivative interest rate instruments (future rate agreements, short-term swaps, EURIBOR contracts and interest rate collar agreements) to cover this position against unfavorable changes in interest rates.

At December 31, 2001, the derivative interest rate instruments covering the short-term debt interest rates are as follows:

	Notional amount in millions of euros
Short-term swaps allocated to short-term notes issued	1,170
3 month Euribor contract (Maturity March, June, September 2002) [1]	22,822
Sale of option on 3 month Euribor contract (Maturity March, June, September) [1]	5,500
Sale of 3 month Eurodollar contract (Maturity March and June)	1,702
Rate collar (purchase of cap/sale of floor) [1]	1,500

[1] The interest rate collar agreements and the future sales contracts hedging the future short-term debt interest rates have not been qualified as hedging instruments. The accounting method of these instruments is described in Note 2.

Foreign currency risk management

The activities of France Telecom abroad are carried out by subsidiaries operating essentially in their own countries.

Therefore, the exposure to foreign currency risk on these commercial operations is limited. France Telecom primarily hedges the risk related to the issuance of foreign currency notes and on certain assets in foreign currency notably certain non-strategic investments.

In order to take advantage of opportunities to reduce the cost of borrowings, debt instruments may in some cases be initially contracted in foreign currencies. They are generally converted into Euros immediately through the use of currency rate swap agreements in order to reduce France Telecom's exposure to foreign exchange risk.

Long-term borrowings by currency, taking into account the effect of currency swap contracts, is as follows:

(in millions of euros)	At December 31, 2001	At December 31, 2000
Euro	43,632	26,755
GBP	5,335	5,378
US$	5,859	5,463
Other currencies	1,313	493
Total long-term borrowings	**56,139**	**38,089**

The borrower position in foreign currency detailed above is due to:

- borrowings of the subsidiaries in the currency in which they operate;

- France Telecom's foreign currency debts used to finance the subsidiaries' operations in this same currency, or hedging assets in this currency.

At December 31, 2001, France Telecom SA hedged assets in foreign currency through a borrower position and currency options of an amount equivalent to € 2,590 million. At December 31, 2001, France Telecom was exposed to foreign currency risk due to a non hedged foreign currency borrower position for an amount equivalent to € 3,159 million.

The following table gives, for the off balance sheet instruments (currency swaps, foreign exchange forward contracts and currency options) held by France Telecom group, details on the currencies to be delivered and to be received:

	Amounts in millions of currency				
(1)	EUR	US$	JPY	GBP	Other currencies (2)
Asset leg of currency swaps	685	6,002	447,300	600	293
Liability leg of currency swaps	(11,285)	(14)	0	(361)	(577)
Currency to be received on forward currency contracts	604	781	0	1,084	664
Currency to be delivered on forward currency contracts	(3,055)	(248)	0	(194)	(243)
Currency options	1,485	(1,500)	0	0	0

(1) – Positive values indicate the currencies to be received and negative values indicate the currencies to be delivered.

(2) - In Euro equivalent.

Credit risk management

Financial instruments that potentially subject France Telecom to concentrations of credit risk consist primarily of cash equivalents, negotiable bills, marketable securities, trade accounts receivable and financial instruments used in hedging activities

France Telecom does not consider itself exposed to a concentration of credit risk with respect to trade accounts receivable due to its large and diverse customer base (residential, professional and large business customers) operating in numerous industries and located in many regions and countries.

France Telecom places its cash equivalents and marketable securities with a number of very highly rated financial institutions and industrial groups. France Telecom contracts interest rate and foreign exchange instruments with major high credit quality financial institutions. France Telecom does not believe that there is a significant risk of nonperformance by these counterparties because it continually monitors their credit ratings and limits the financial exposure to any one financial institution. For each financial institution, the maximum loss in the event of nonperformance is determined based on the notional amounts of interest rate and foreign exchange contracts outstanding and coefficients, which take into account their nature and remaining duration.

Individual limits are established based on the counterparties' credit rating and net assets. Contracts with a duration of more than one year can in principle only be entered into with financial institutions having a credit rating of at least AA-/Aa3 from at least two credit rating agencies.

Notional amounts of derivative financial instruments

The contract or notional amounts shown below do not represent amounts exchanged and thus are not a measure of the exposure of France Telecom through its use of derivatives

(in millions of euros)	At December 31, 2001	2000
Interest rate caps	1,541	968
Interest rate collars (caps and floors)	1,500	562
Interest rate swaps	24,953	20,712
Currency swaps	12,567	5,471
Forward currency contracts	4,143	5,416
Currency options	1,702	2,149
Futures	21,524	8,550
Options on futures	5,500	-

17 • FAIR VALUE OF FINANCIAL INSTRUMENTS

The principal methods and assumptions used to estimate the fair value of each class of financial instruments are described below.

For *cash and cash equivalents, trade accounts receivable, bank overdrafts and other short-term borrowings and trade accounts payable*, France Telecom considers their carrying value to be the most representative estimate of market value, due to the short-term maturity of these instruments.

The market value of non-consolidated marketable securities and unrestricted investments in quoted companies has been estimated based on quoted market prices at December 28, 2001. For other investments, France Telecom considers, using available information, that their market value is not less than carrying value.

(in millions of euros)	At December 31, 2001		2000	
Financial instruments (assets)	**Carrying value**	**Fair value**	**Carrying value**	**Fair value**
Marketable securities	1,138	1,138	216	216
Non consolidated investment securities and related receivables	3,231	6,467	10,218	11,357

The market value of long-term debt was determined using:

- the present value of future cash flows, discounted using rates available to France Telecom at December 28, 2001 for instruments with similar terms and maturities;

- the quoted market value for convertible, exchangeable and indexed notes

(in millions of euros)	At December 31,			
	2001		2000	
Financial instruments (liabilities)	**Carrying value**	**Fair value**	**Carrying value**	**Fair value**
Bank overdrafts and other short-term loans [1] [2]	11,365	11,368	25,165	25,165
Long-term borrowings [1] [2]	56.139	57.598	38,089	38,596

1) *After taking into account the effect of currency swap contracts.*

2) The accounting and market values presented exclude accrued interest.

The fair values of currency exchange and interest rate swap contracts were estimated by discounting the expected future cash flows using market exchange rates and related interest rates at December 28, 2001 over the remaining terms of the contracts.

The fair value of over-the-counter options was estimated using option pricing tools recognized by the market.

(in millions of euros)	At December 31,			
	2001		2000	
Off balance sheet financial instruments [2]	**Carrying value**	**Fair value**	**Carrying value**	**Fair value**
Interest rate caps	5	(3)	7	6
Interest rate collars (caps and floors)	-	9	-	(2)
Interest rate swaps	(311)	(259)	6	(111)
Currency swaps	235	338	(146)	(157)
Forward currency contracts	42	43	(237)	(237)
Currency options	(72)	(217)	-	(170)
Futures	(7)	(7)	-	-
Options on futures	(21)	(21)	-	(5)
Total	(129)	(117)	(370)	(676)

1) Market value of swaps includes accrued interest.

2) The carrying value of off balance sheet derivative instruments includes accrued interest, discounts and premiums paid for or received, as well as exchange differences already accounted for in France Telecom's books. The difference between accounting and market values represents the unrealized gain or loss on off balance sheet derivative instruments.

18 - PENSION PLANS AND OTHER LONG-TERM LIABILITIES

Pension plans and other long-term liabilities are as follows:

	At December 31,			
	2001			2000
(in millions of euros)	Portion more than one year	Portion less than one year [1]	Total	Total
Early retirement plan	3,479	616	4,095	4,149
Post retirement benefits other than pensions	143	6	149	140
Retirement indemnities	151	24	175	133
Long-term deferred tax [2]	330	-	330	830
Provision for Equant CVRs	2,077	-	2,077	-
Provision for the commitment for NTL preferred shares	811	-	811	-
Other long-term liabilities	1,672	83	1,755	509
Total	**8,663**	**729**	**9,392**	**5,761**

1) The current portion is included in «current liabilities».

2) Note 26

Early retirement plan for French civil servants

The actuarial cost of the early retirement plan described in Note 2, and the sensitivity of this cost to the success rate of the plan are as follows:

	At December 31,	
	2001	2000
Plan data (in millions of euros)		
Actuarial value of the plan at the beginning of the year	4,823	4,935
Actuarial adjustments	51	55
Discounting effect	229	237
Payments made	(492)	(404)
Actuarial value of the plan at the end of the year	4,611	4,823
Actuarial adjustment not yet amortized	(516)	(674)
Accrued early retirement liability	4,095	4,149
Assumptions		
• Success rate	94%	94%
• Discount rate	5%	5%
Analysis of the charge for the year		
Discount charge	229	237
Amortization of actuarial adjustment	210	220
Charge for the year	439	457
Effect of a change in the success rate of the actuarial liability at December 31		
• 5% increase	270	296
• 5% decrease	(222)	(246)

Actuarial assumptions have been reviewed on the basis of trends noted at the end of 2001. The discount rate of the plan for 2002 and the following years remains unchanged at 5%, and the success rate remains unchanged compared to 1999 and 2000.

The impact of the revision of actuarial assumptions is accounted for as described in «Early Retirement Plan for French civil servants», Note 2. A charge of € 210 million was recorded within «Special items, net» in 2001 (Note 24).

Early retirement payments made under the plan since its initiation on September 1, 1996 amount to € 1,743 million (including € 492 million in 2001), covered by an equivalent cumulative reversal of provision at December 31, 2001.

Post-retirement benefits other than pensions

The actuarial liability for post-retirement benefits of € 149 million at December 31, 2001 (€ 140 million at December 31, 2000) has been determined using a discount rate of 5%.

Equant CVR provision

As described in Note 3, the amount of € 2,077 million covers the maximum payment risk of the CVR.

Provision of commitment related to NTL preferred shares

As described in Note 8, the amount of € 811 million covers the risk of loss on the call and put options contracted with financial institutions.

Other long-term liabilities

In 2001, the other long-term liabilities include:

- fixed asset supplier payables for € 209 million;

- deferred income for a total amount of € 160 million relating to Orange plc. Deferred income relates to the net credits arising from in-substance early extinguishment («in substance defeasance») of drawdowns under finance leases (Note 28). This is amortized to the statement of income over the lease term on a straight-line basis;

- debt for an amount of € 690 million related to a sale operation entered into with a bank of future France Telecom receivables from the French State related to years 2002 to 2008. The commitments made by France Telecom are described in note 28;

- Orange SA's vendor financing arrangements with equipment manufacturers for the construction of the UMTS network, as follows:

At December 31, 2001			
Original currency	Maturity	Equivalent in millions of euros	Amounts drawn In millions of euros
MC (1)	2003	270	234
Euro	2004	470	-
GBP	2004	10	-
Total		750	234

(1) Multicurrency in Euro equivalent

19. OTHER CURRENT LIABILITIES

At December 31, 2000, other current liabilities included:

- the debt related to the acquisition in 2000 from Deutsche Telekom of its investment in Wind settled in July, 2001(€ 2.4 billion);
- the payable to E.On, related to the acquisition of Orange Communications SA (€ 1.0 billion) settled through Orange SA shares in the six months ended June 30, 2001. Upon transfer of the shares in 2001, put and call options were entered into (See Note 28);
- the security issued in favor of Vodafone following the purchase of France Telecom shares in August, 2000 in connection with the Orange plc acquisition (€ 2.2 billion), settled in March 2001.

Settlement of these liabilities during the year explains the movements between 2000 and 2001 of the other current liabilities.

20. MINORITY INTERESTS

Changes in minority interests are as follows:

(in millions of euros)	2001	2000	1999
Opening balance	2,036	1,369	779
• Result for the year	(714)	(52)	(198)
• Issuance of share capital to minority interests	74	299	134
• Effect of acquisitions and divestitures	6,802	386	646
• Appropriation of net result	(123)	(213)	(71)
• Translation adjustment	31	113	79
• Other changes	-	134	-
Closing balances	6,101	2,036	1,369

In 2001, the effect of acquisitions and divestitures relate mainly to the public offering of approximately 13% of the capital of Orange, the Equant/Global One transactions and the dilutions in Wanadoo for the Freeserve and Indice Multimedia acquisitions (see Note 3), as well as Nortel/Telecom Argentina being accounted for using the equity method.

At December 31, 2001, minority interests relate to Orange SA and its subsidiary for an amount of € 4,204 million, to the Equant/Global One group for € 1,532 million and to Wanadoo for € 1,507 million.

21 • SHAREHOLDERS' EQUITY

At December 31, 2001, the share capital of France Telecom amounts to € 4,615,327,772 and comprises 1,153,831,943 ordinary shares of par value € 4. For the year ended December 31, 2001, the weighted average number of ordinary shares in circulation amounted to 1,103,126,514 shares and the weighted average number of ordinary and dilutive shares amounted to 1,176,996,343 shares.

The «FT law» provides notably that the French State remains the majority shareholder. The State owns 55.5% of France Telecom's share capital at December 31, 2001.

Changes in share capital

During 1999, France Telecom performed two capital increases, as follows:

- The conversion of the share capital into Euros, giving a nominal value of € 4 per share, through incorporation of reserves for € 193 million;
- 1,340 ordinary shares were issued as part of the conversion right of convertible notes open since December 7, 1999, for € 107,200, including premium.

In 2000, France Telecom :

- increased its share capital through the issuance of 129,201,742 new shares with par value of € 4, representing € 516,8 million, in connection with the acquisition of Orange plc from Mannesmann on August 22, 2000. The premium attached to each share issued amounted to € 136.2, and totaled € 17,597.3 million;
- issued 14,300 ordinary shares as part of the conversion right of convertible notes open since December 7, 1999 for € 1,1 million, including premium.

In 2001, there have been no operations on share capital.

Convertible notes

In 1998 and 2001, convertible notes were issued for a total amount of € 5.5 billion (See Note 13). The maximum number of shares to issue upon conversion or exchange is respectively 25.4 million and 48.5 million.

Through the powers vested in it by the Annual General Meeting of June 21, 2000, the Board of Directors of France Telecom has the authority for 26 months from such date to issue shares or instruments giving access to France Telecom share capital. The cumulative nominal amount of share increases including both newly issued shares or shares issuable upon conversion or exercise of securities and the aggregate cumulative nominal amount of debt instruments may both not exceed € 900 million. No issues have been made in 2001 under this authority.

Purchase of the company's own shares

At the Ordinary and Extraordinary General Meeting held on May 31, 2001, the company's shareholders authorized the Board of Directors to purchase France Telecom shares representing up to 10% of the capital. At December 31, 2001 France Telecom held 48.5 million of its own shares, for a gross amount of € 5,002 million, representing 4.2% of the share capital. At December 31, 2000, France Telecom held 15.4 million France Telecom shares (representing 1.3% of its share capital).

During the year ended December 31, 2001, France Telecom purchased 64.6 million shares at an average price of € 103.37. The acquisitions result mainly from two purchases in March 2001 concerning 64.1 million shares for an amount of € 6.65 billion in accordance with the agreement signed on February 28, 2001 between France Telecom and Vodafone (See Note 3).

During the year ended December 31, 2001, France Telecom sold 31.5 million shares at an average price of € 56.71, including the contribution to the SITA foundation of 30.9 million shares for the acquisition of Equant (See Note 3). The result of these sales is offset against consolidated reserves for an amount of € 1,271 million, net of tax (€ 778 million).

The purchase on March 25, 2002 of the remaining France Telecom shares held by Vodafone (See Note 28) will reduce shareholders' equity by € 4.9 billion. Additionally, if France Telecom or Deutsche Telekom exercise their cross options (See Note 28), it would have the effect, on the basis of quoted market value of France Telecom shares at December 28, 2001, of reducing shareholders' equity by € 920 million.

22 • SEGMENT INFORMATION

As a result of the reorganization in 2001 of its global services to businesses under Equant and of the reorganization in 2000 of its mobile telephony activities under Orange SA and its consumer Internet activity under Wanadoo, France Telecom has redefined its segments as follows:

- The segment "Orange" includes worldwide mobile telephony services, in France and the United Kingdom, as contributed to Orange S.A. in 2000, including Orange plc from its date of acquisition by France Telecom (i.e. for 4 months in 2000).
- The segment "Wanadoo" includes Internet Access, Portals, e-Merchant, Directories and Application Service Provider (ASP) activities contributed in 2000 to Wanadoo S.A.
- The segment "Fixed line, voice and data services in France" mainly includes the activities within France as an operator of fixed telephony, data transmission, broadcasting and cable television.
- The segment "Fixed line, voice and data services - International" includes the same activities outside France (notably Equant).

France Telecom segments may evolve in the future, along with France Telecom's strategic choices. France Telecom evaluates the performance of its segments and allocates its resources based on EBITDA results, which represents the operating income before "specific non-recurring items" and "depreciation and amortization".

The "Elimination and other items" column includes inter-segment transaction eliminations and other non-material reconciliation items to France Telecom financial statements.

The table below sets out main operating indicators per segment for the last three years:

(in millions of euros)	Orange	Wanadoo	Fixed line, voice and data services in France	Fixed line, voice and data services - International	Eliminations and other	Total France Telecom
At December 31, 2001						
Total Sales	15,087	1,563	23,231,[1]	7,382	(4,237)	43,026
EBITDA	3,288	(64)	7,902	1,165	29	12,320
Depreciation and amortization	(1,848)	(89)	(3,445)	(1,415)	(113)	(6,910)
Operating income before special items	1,440	(153)	4,457	(250)	(84)	5,410
Purchase of tangible and intangible assets :						
- UMTS licenses	873	-	-	-	-	873
- excluding UMTS licenses	3,356	111	2,718	1,906	-	8,091
Average number of employees[1]	29,970	6,588	133,752	35,874	-	206,184

(in millions of euros)	Orange	Wanadoo	Fixed line, voice and data services in France	Fixed line, voice and data services - international	Eliminations and other	Total France Telecom
At December 31, 2000						
Total Sales	9,025	1,111	20,793 [1]	5,936	(3,191)	33,674
EBITDA	1,668	(67)	8,142	1,044	20	10,807
Depreciation and amortization	(1,035)	(62)	(3,516)	(1,073)	(40)	(5,726)
Operating income before special items	633	(129)	4,626	(29)	(20)	5,081
Purchase of tangible and intangible assets :						
- UMTS licenses	7,068	-	-	-	-	7,068
- excluding UMTS licenses	2,449	96	2,363	2,339	(2)	7,245
Average number of employees [2]	17,163	4,662	138,834	28,187	-	188,866
At December 31, 1999						
Total Sales	4,942	810	20,704	2,713	(1,936)	27,233
EBITDA	763	68	8,427	355	-	9,613
Depreciation and amortization	(718)	(29)	(3,711)	(444)	17	(4,885)
Operating income before special items	45	39	4,716	(89)	17	4,728
Purchase of tangible and intangible assets	1,408	44	2,550	1,018	(19)	5,001
Average number of employees [2]	9,061	3,363	144,959	16,768	111	174,262

[1] From January 1, 2001, sales for the fixed-line activity of France Telecom includes income from fixed-line to mobile calls invoiced to fixed-line subscribers.

[2] Average full time equivalents

Sales, EBITDA, and operating income before special items of the Orange segment in 2000 includes Orange plc and its subsidiaries for 4 months. On a scope comparable to 2001 (pro forma), the sales, EBITDA and operating income before special items would have represented respectively € 12,059 million, € 1,765 million and € 383 million for 2000.

The "Fixed line, voice and data services" segment outside of France includes Equant for the last six months of 2001. On a scope comparable to 2001 (pro forma), the sales, EBITDA and operating income before special items of the "Fixed line, voice and data services" segment outside of France for 2000 would have represented respectively € 6,988 million, € 1,235 million and € (12) million.

Geographical breakdown

(in millions of euros)	Year ended December 31, 2001	2000	1999
Sales	**43,026**	**33,674**	**27,233**
France	27,626	24,986	23,753
Other	15,400	8,688	3,480
Fixed assets [1]	**49,917**	**50,912**	**29,889**
France [2]	20,431	22,171	22,882
Other	29,486	28,741	7,007

[1] tangible and intangible, excluding goodwill.

[2] includes all shared network structures, notably the European backbone.

23. PERSONNEL COSTS

(in millions of euros, except number of employees)	Year ended December 31 2001	2000	1999
Average headcount (full time equivalents [1]	206,184	188,866	174,262
Personnel costs [2]			
• Wages and salaries	6,889	5,993	5,177
• Social charges	2,593	2,406	2,212
Total	9,482	8,399	7,389

[1] Of whom approximately 51.6% were French civil servants at December 31, 2001.

[2] Excluding early retirement plan for French civil servants and employee profit sharing

24. SPECIAL ITEMS

	Year ende December 31		
	2001	2000	1999
(in millions of euros)			
French early retirement plan [1]	(210)	(225)	(238)

[1] See Note 18.

25. OTHER NON-OPERATING INCOME (EXPENSE), NET

In 2001, the other non-operating income (expense) relates mainly to:

- non-operating expenses for a total amount of € 9,380 million (€ 7,882 million, net of tax) of which (i) € 5,910 million (€ 4,581 million net of tax) relate to the valuation allowance on NTL's common and preferred stocks as described in Note 8, (ii) € 2,077 million (€ 2,077 million, net of tax) relate to the provision for losses and charges on the Equant CVR (see Note 3 and Note 17) and (iii) € 1.393 million (€ 1,224 million, net of tax) relate to MobilCom (see Note 7);
- as well as other non-operating income (expense) set out below:

	Year ended December 31		
	2001	2000	1999
(in millions of euros)			
Gain or loss on divestment [1]	2,576	5,544	603
Dividends received	262	255	180
Dilution result [2]	1,993	2,096	-
Other provision movements [3]	(694)	(3,931)	-
Cost of sale of receivables [4]	(503)	-	-
Other	(158)	(7)	(16)
Total	3,476	3,957	767

[1] Includes in 2001 the result of the divestments of investments in Sema Group plc (€ 401 million), Sprint Fon (€ 181 million) and FT1CI/STMicroelectronics (€ 1 068 million) as well as a gain of € 482 million following the determination of the fair value of Global One in the context of the contribution of Global One to Equant.

Also includes € 705 million relating to the gain on sale of office and mixed technical buildings to a consortium of investors in 2001 (Note 6).

Moreover, due to the provision recorded at December 31, 2000, the IPO of Orange SA did not have a significant incidence on the non-operating result.

[2] Includes in 2001 a gain of € 1 086 million related to the Indice Multimedia and Freeserve transactions and a gain of € 934 million following the contribution of Infostrada to Wind (Note 3).

[3] In 2001, the other movements in provision relate mainly to:

- a net reversal, for € 396 million in the provision set up at December 31, 2000 for the Equant/Global One operation,
- a provision of € 134 million relating to TE.SA.M.
- provisions relating to the realizable value of certain non strategic foreign subsidiaries including € 141 million relating to Intelig.

[4] including € 419 million relating to the sale of the carry back receivable (Note 26) and € 79 million relating to the Securitization of receivables with a *Fonds Commun de Créances*.

26 • INCOME TAXES

France Telecom files a consolidated tax return for all French subsidiaries owned in excess of 95%. Following the Orange public offering, Orange SA and its French subsidiaries are no longer in 2001 within the scope of the France Telecom consolidated tax regime but have their own tax regime starting in 2002.

Following the Wanadoo public offering in July 2000, Wanadoo SA and its French subsidiaries have their own consolidated tax regime from 2001 onwards.

Income before income taxes, minority interests and goodwill amortization of the companies and equity in net result of affiliates is as follows:

	Year ended December 31,		
(in millions of euros)	2001	2000	1999
French companies	(2,938)	7,423	4,885
Foreign companies	(2,310)	(1,135)	(641)
Total	**(5,248)**	**6,288**	**4,244**

Income tax for the year is the result of the application of the forecast year-end effective tax rate on the result before tax at December 31, 2001. Deferred taxes are based on determined tax rates, i.e. 36.43% for 2001 and 35.43% for 2002.

In 2001, France Telecom SA and companies within the scope of its consolidated tax regime recorded a significant tax loss, which is mainly due to the Orange capital public offering and to the sale of France Telecom shares to SITA as part of the purchase of Equant. A carry back of € 1,630 million and a loss carry-forward of € 2,231 million resulted from this tax loss.

In December 2001, France Telecom sold the following Government receivables to a financial institution:

- a receivable of € 235 million resulting from the option of carrying back the tax loss related to fiscal year 2000.
- A receivable of an estimated amount of € 1,471 million resulting from the option of carrying back the tax loss related to fiscal year 2001. As compensation, France Telecom received notes worth € 1,111 million.

Non transferable tax loss carry-forwards gave rise to the recognition of a credit of € 1,453 million in the statement of income related to creation of a deferred tax asset, with € 778 million recorded directly against consolidated reserves for the part resulting from the tax effect of the sale of France Telecom shares (see Note 21).

France Telecom considers that, on the basis of budgets and strategic plans of France Telecom SA and of the companies within the scope of its consolidated tax regime, (i) no current income tax will be due before 2009 by France Telecom SA's consolidated tax regime, (ii) the recognized deferred income tax asset resulting from France Telecom SA's loss carry-forwards will be recovered through taxable profits expected for future fiscal years in its activities as fixed line operator in France, activities historically profitable. Moreover, due to these results and to the tax method of reputed deferred amortization (*amortissements réputés différés*), the part of the loss carry-forwards that cannot be carried forward indefinitely under French tax law, should be entirely used within the 5-year legal limit. The remainder of the loss can be indefinitely carried forward. On this basis net deferred tax assets are estimated at € 3.6 billion at the end of 2006.

Income taxes can be analyzed as follows:

Income (charge)	Year ended December 31,	
(in millions of euros)	2001	2000
- France Telecom SA Carry-back	1,630	76
- Other	(788)	(1,666)
Current tax	**842**	**(1,590)**
- France Telecom SA tax loss carry forward	1,453	-
- Discounting charge for entities of the tax group France Telecom SA	(750)	-
- Other	1,387	277
Deferred taxes	**2,090**	**277**
Total taxes	**2,932**	**(1,313)**

The reconciliation between the French statutory tax rate and the effective rate of income tax credit/ expense is as follows:

Income (charge)	Year ended December 31,	
(in millions of euros)	2001	2000
Legal tax rate	36.43%	37.76%
Theoretical tax	1,912	(2,374)
• Permanent differences	2,846	1,433
• Losses from subsidiaries not included in the French consolidated tax regime	(1,826)	(1,154)
• Effect of reduced tax rate	-	782
Effective tax	2,932	(1,313)

Permanent differences for fiscal year 2001 are mainly impacted by (i) the difference between book value and tax value of the Orange SA shares sold in the IPO, (ii) the dilution gains related to Wanadoo and Wind, as well as (iii) the effect of the gain recognized in the context of the contribution of Global One to Equant.

Deferred taxes assets/(liabilities) by nature of temporary difference before compensation by tax entity are analyzed as follows:

	At December 31,	
(in millions of euros)	2001	2000
Early retirement plan	1,451	1,469
Impairment of long-lived assets	437	453
Non deductible provisions	1,768	1,232
Employee profit sharing	45	51
France Telecom SA tax loss carry forward	2,999	-
Other tax loss carry forwards	3,320	2,181
Other deferred tax assets	782	720
Accelerated tax depreciation	(341)	(248)
Other deferred tax liabilities	(922)	(1,094)
Discounting charge	(750)	-
Depreciation	(3,022)	(1,965)
Net group deferred tax assets	**5,767**	**2,799**

This net position is presented as follows in the balance sheet:

	At December 31,	
(in millions of euros)	2001	2000
Net long-term deferred tax assets	5,369	2,532
Net short-term deferred tax assets	1,102	1,609
Net long-term deferred tax liabilities	(330)	(830)
Net short-term deferred tax liabilities	(374)	(512)
Total	**5,767**	**2,799**

A € 750 million discounting effect has been recorded against deferred tax assets of the France Telecom SA's consolidated tax regime based on the anticipated timing of reversal.

Allowances against deferred tax assets relate principally to tax loss carry forwards in new subsidiaries or subsidiaries operating in emerging markets for an amount of € 2,923 million (€ 1,859 million at December 31, 2000). A part of these tax loss carry forwards will be recognized when the activity of the subsidiaries becomes durably profitable.

27. RELATED PARTY TRANSACTIONS

Telecommunications services to French governmental authorities, which are one of France Telecom's largest customers, as well as those to its various regional and local authorities are provided at market prices. Subsequent to the separation of France Telecom and postal services (La Poste) in 1987 a number of transactions have subsisted relating particularly to personnel and shared properties.

The transactions and balances summarized below arose in the ordinary course of business between France Telecom and related parties.

Amounts receivable from related parties

(in millions of euros)	At December 31,		
	2001	2000	1999
Related party			
Sprint	20	20	-
La Poste	50	54	34
Satellite organizations	92	28	11

Amounts payable to related parties

(in millions of euros)	At December 31,		
	2001	2000	1999
Related party			
Sprint	10	10	4
La Poste	30	31	50
Satellite organizations	147	62	3

Significant transactions with related parties

(in millions of euros)		Income/(expenses or investments)		
		Year ended December 31,		
Related party	**Nature of transaction**	2001	2000	1999
La Poste	Personnel programs	-	(24)	(88)
	Commonly managed services	71	28	15
Satellite organizations	Expenses	(248)	(169)	(88)
	Income	50	-	-
Sprint	Invoiced services	38	32	19
	Expenses	(7)	(14)	-

28. COMMITMENTS AND CONTINGENCIES

Off balance sheet commitments related to purchases of network equipment and terminals

In the ordinary course of its activities, France Telecom enters into purchase contracts with network equipment manufacturers and into supply contracts with suppliers of terminals and other equipment. Management believes that there is no significant risk of financial loss from these contracts.

Off balance sheet commitments related to network construction and operation

In connection with the award of licenses, concession contracts or acquisition of businesses, France Telecom is committed to certain obligations imposed by administrative or regulatory authorities relating to network coverage, quality of service and tariffs. In some instances, France Telecom is required to provide comfort letters to financial institutions relating to bank guarantees given to relevant authorities. Management believes that France Telecom has the ability to meet these obligations to administrative or regulatory authorities.

Off balance sheet commitments related to leases

Leases

France Telecom leases land, buildings, equipment, vehicles and other items under lease agreements expiring at various dates during the next 10 years.

Moreover, as part of the divestment of part of its buildings (Note 6), France Telecom is committed to re-lease these buildings except for certain assets to be vacated in the short-term.

Management expects that leases that expire may or may not be renewed or replaced by other leases in the normal course of business.

Rental expense under operating leases in the year ended December 31, 2001 amounts to € 831 million (€ 473 million in 2000 and € 313 million in 1999).

The table below shows future minimum lease payments due under non-cancelable capital and operating leases at December 31, 2001, including those contracted within the context of the divestment of part of the real estate:

(in millions of euros)	Capital lease	Operating lease [1]
2002	41	881
2003	20	745
2004	7	656
2005	2	616
2006	1	702
2007 and thereafter	4	1,380
Total minimum future lease payments	75	4,980
Less: interest payments	(2)	
Present value of minimum commitments	73	

[1] including those contracted in relation to the sale of part of the real estate

Strategic technical buildings

On October 31, 2001, France Telecom signed a promise to sell 42 technical strategic buildings which will be re-leased as part of a capital lease contract. The sale and the capital lease related to these buildings are planned by June 30, 2002.

QTE leases

As part of cross-operation leases (QTE lease) with distinct third parties, France Telecom gave and took for hire certain telecommunications equipment. The crossed rental flow and France Telecom remuneration were prepaid at the outset of the contracts and, for this reason, are not shown in the above table. Of this remuneration, the portion which pays for the guarantee against third party commitments given by France Telecom is taken as income over the period of this guarantee. France Telecom estimates that the risk of the guarantee, which amounts to € 750 million at December 31, 2001, being drawn upon is negligible.

Orange in substance defeasance

As part of the lease agreements concluded in 1995 and 1997, Orange plc has deposited amounts equal to the present value of its rental obligations with UK financial institutions to secure letters of credit issued by these institutions to the lessors in connection with Orange plc's rental obligations. These funds, which totaled € 1,247 million at December 31, 2001 (€ 1,221 million at December 31, 2000 and € 1,192 million in 1999), together with the interest earned thereon, will be used to settle Orange plc's rental obligations under the leases.

These in substance early extinguishments of lease commitments result in the offset of the deposit amount and the capital lease obligation, and result in a net credit which has been reflected in the consolidated balance sheet as deferred income that will be amortized to the statement of income over the lease term on a straight line basis. This includes a provision, based on management assessment of likely outcomes, for possible future costs arising for variation in interest rates or tax rates.

Accordingly the related capital lease obligations are not shown in the above table.

Off balance sheet commitments related to investment securities and own shares held

As part of the agreements between certain companies of the group and their partners within other subsidiaries or consortia, clauses relating to put or call options exist over shares held by partners as well as clauses relating to the transfer of such shares of which the most significant are:

CCIC

In July 2000, France Telecom sold its remaining 17.7 million CCIC shares for US$ 505 million, i.e. US$ 28.5 per share (Note 8).

Since France Telecom remains contractually exposed to the risk of stock exchange fluctuations for the shares sold, for a period to June 2002, the sale result has been deferred until the end of this contractual commitment.

The unwinding of this operation on the basis of the share price of CCIC as at December 28, 2001 would have lead France Telecom to pay an amount of € 357 million to the purchasers of the shares, less at this date than the deferred gain on divestment.

Put and call options over NTL preference shares

As part of the transaction described in note 7, France Telecom entered into an agreement on February 17, 2000, and amended on December 21, 2001, with financial institutions whereby France Telecom may exercise, upon payment, a call option over all the NTL preferred shares held by the financial institutions, at the initial acquisition price i.e. US$ 1.1 billion. The financial institutions may each sell all their shares to France Telecom at initial acquisition price, notably if this call option is not exercised by France Telecom before March 28, 2003 or under certain circumstances.

A provision for risk of € 811 million has been recorded on the basis of this commitment at December 31, 2001 (Note 8). The residual exposure on this commitment amounts to € 437 million included in the € 1,806 million mentioned in Note 8.

MobilCom

Orange has a call option to purchase 21.6 million shares (33% of the outstanding MobilCom shares) held by MobilCom's founding shareholder, which is exercisable between 2003 and 2006. Moreover, the founding shareholder has a put option against Orange regarding these shares exercisable in certain limited circumstances (if the France Telecom group acquires shares such that it owns more shares than the founding shareholder, or if a major disagreement arises and the France Telecom group imposes its position on the founding shareholder through the contractual mediation process, or if the France Telecom group breaches certain material obligations of the cooperation framework agreement with MobilCom and MobilCom's founding shareholder). The exercise price of the put and call options is to be determined based upon formal evaluation opinions by internationally recognized investment banks, using multi criteria valuations.

If MobilCom is unable, through existing own capital resources and loan facilities and through additional financing that it procures on its own, to commence UMTS operations, France Telecom SA has a commitment under the terms and conditions set out in this agreement and on the basis of a budget and business plan agreed by the France Telecom group to provide loans directly to MobilCom or to guarantee third party loans to the extent of any financing necessary until the commencement of UMTS operations.

The conditions of application of the cooperation framework agreement and of France Telecom SA's financing commitments are currently the subject of disagreements with the founding shareholder. A discussion is in progress, of which the France Telecom group cannot predict the outcome.

Moreover, France Telecom group management considers, to the best of its current knowledge, that the increase in borrowings recorded in the financial statements of the France Telecom group could reach a maximum of €6 billion to €7 billion within 18 months should Orange have to fully consolidate MobilCom, of which the existing credit facilities of € 6.2 billion are non recourse to the France Telecom group. In this case, the assets of MobilCom, mainly represented by the UMTS license, would be reassessed based on the new business plan set up by Orange, and taking into account the existence or not of likely consolidation in the mobile market in Germany. France Telecom group management considers that the exceptional depreciation of the investment in MobilCom recorded in 2001 translates implicitly a loss of value of the license compared to its historic cost.

Over and above the application of the contractual arrangements, the sharing between France Telecom SA and Orange of any financial consequences of the disagreements with the founding shareholder will be determined on the basis of a fairness opinion issued by internationally recognized investment banks designated by the independent directors of France Telecom SA and Orange.

TP SA

Following the sale by the Polish government in 2000 and 2001 of shares in the Polish operator TP SA, the consortium created by France Telecom and Kulczyk Holding held 47.5% of TP SA at October 31, 2001. The consortium also hold a call option enabling it to acquire 2.5% of the capital of TP SA plus one share, at any time between January 1, 2002 and December 31, 2002, at a price equal to the average closing share price of TP SA for the 100 trading days prior to the exercise of the call option, plus 25%. Following this acquisition, the consortium would also become the majority shareholder of TP SA. Moreover, the consortium also holds a call option enabling it to acquire a further 10% of the capital of TP SA in the event that the Polish State were to offer TP SA shares, an option exercisable at the same price as that proposed to institutional investors within this offer. The shareholder agreement between France Telecom and Kulczyk Holding includes the following clauses relating to the transfer of TP SA shares: (i) France Telecom has a preemption right over any transfer of TP SA shares by Kulczyk Holding ; (ii) France Telecom has a call option enabling it to purchase from Kulczyk Holding its original investment of 10% in TP SA and its investment of 3.57% after July 2006 or earlier in the event of change of control or of violation of Kulczyk Holding 's obligations, at a price equal to the higher of the acquisition cost plus accrued interest and market value of the shares; (iii) Kulczyk Holding holds a put option enabling it to sell to France Telecom its original investment of 10% in TP SA and its further investment of 3.57% between October 2003 and January 2007, at a price equal to its acquisition cost plus accrued interest less dividends paid; the banks who financed the purchase by Kulczyk Holding of TP SA shares can also demand that France Telecom takes possession of all the shares which the banks may hold as security at a price equal to the residual credit plus interest. The amount of this commitment amounts to approximately € 1.7 billion at December 31, 2001.

E.On

Following the agreements in relation to the purchase by France Telecom of the 42.5% interest which E.On held in the capital of Orange Communications SA (Switzerland), approximately 75%

of the payments due to E.On were made through the delivery of 102.7 million Orange SA shares at the IPO. In this context, France Telecom agreed put and call options with E.On which were the subject of an amendment on January 28, 2002. Under the terms of these amended options, in June 2002, (i) E.On has the right to sell to France Telecom the Orange SA shares which it holds at a price of € 9.25 per share (i.e. a total of € 950 million) and (ii) France Telecom has the right to purchase the Orange SA shares which E.On holds at a price of € 11.25 per share (i.e. a total of € 1,155 million). E.On has the ability to sell its Orange SA shares in an orderly manner. Given the value in use of Orange no provision was set up at December 31, 2001.

Wind Infostrada

France Telecom and Enel agreed to undertake an initial public offering of Wind as soon as possible after the merger on January 2, 2002 of Infostrada and Wind. France Telecom holds an option to purchase a portion of the Wind shares held by Enel, with a floor and a ceiling price, sufficient to increase its equity interest in Wind to 76.6% of Enel's interest. This option can be exercised at any moment between July 31, 2003 and January 31, 2004. Moreover, France Telecom also holds a put option of its Wind shares to Enel at market value on a 100% basis (as defined by independent experts) exercisable at any moment in the event of a disagreement between France Telecom and Enel concerning Wind. Put and call options are also planned in the event of a blockage, violation of obligations or change in ownership of the shareholders.

San Salvador CTE

France Telecom sold in March 2000 24.5% of the shares which it held in the capital of Estel Co. LLC ("Estel") to Central America Communications LLC ("CAC"). In the context of this sale, France Telecom granted CAC a put option exercisable in case of default of CAC under the terms of the credit agreement between CAC and Citybank. The price varies between:

- $134.8 million for all 490 CAC shares in Estel before September 16, 2003 latest falling to
- $101.1 million between September 17, 2003 and September 16, 2004, then
- $67.4 million between September 17, 2004 and September 16, 2005, and
- $33.7 million between September 15, 2005 and June 16, 2007.

Equant Contingent Value Rights (CVR)

In the context of the acquisition of Equant, France Telecom issued CVR to certain beneficiaries (Note 3). This commitment resulted in a provision for the maximum risk (Notes 3 and 18).

France Telecom Dominicana

The joint shareholder has an option to sell its 14% interest in the company between 2003 and 2007 at market value.

BITCO (Thailand)

If one of the shareholders does not respect their commitments, the other shareholders can at any moment exercise a call option equal to 80% of market value or a put option over their own shares at a price equal to 120% of market value. Moreover, given the current legislation in Thailand, the group can in no case increase its interest in BITCO beyond its current interest of 49%.

TPS

France Telecom signed with TF1 in December 2001 a memorandum of understanding to sell its share in the satellite offer TPS for €128.7 million (Note 7).

Commitments linked to holdings of own shares

Own shares of France Telecom held by Deutsche Telekom

France Telecom has an option to purchase, at any time between January 1, 2002 and January 31, 2003, 20,492,292 of its shares, representing 1.8% of its share capital, held by Deutsche Telekom at a price determined on the basis of the then prevailing market price. If France Telecom does not exercise this option, Deutsche Telekom may exercise a put option requiring France Telecom to purchase these shares on January 31, 2003 under the same terms.

Own shares of France Telecom held by Vodafone

As described in note 3, France Telecom is committed to repurchase all the France Telecom shares held by Vodafone in connection with the acquisition of Orange plc. The third and final tranche of the repurchase, of 49.7 million shares, is to be performed on March 25, 2002, for € 4.9 billion.

Commitments linked to sales of receivables

Securitization of receivables

As part of the Securitization program set out in Note 9, the beneficial interests subscribed by France Telecom in the *Fonds Commun de Créances* have been pledged.

Sales of carry back receivables

As part of the sale of carry back receivables resulting from the choice to carry back tax losses for the years 2000 and 2001, as set out in Note 26, France Telecom has guaranteed the receivables sold to the credit institution and is committed to indemnify it for any error or inexactitude noted in the amounts or nature of the receivables sold.

Sale of future receivables from the French State

As part of the sale of future receivables from the French State set out in Note 18, France Telecom has guaranteed to the assignee institution the existence and amount of the receivables sold and is committed to indemnify it to this regard.

Sundry commitments

Apart from the commitments set out in Notes 14 and 15, France Telecom has issued no guarantee on its financial debt nor is it bound by any commitment beyond those normally subscribed in financing contracts.

In the ordinary course of business, the group gives certain guarantees of which the most significant at December 31, 2001 are as follows:

- Shares and sundry other assets held by the Orange group have been pledged to lending financial institutions (or given as security), as collateral for bank loans and credit lines, amounting to € 3,936 million, of which € 3,679 million has been drawn at December 31, 2001;
- A counter guarantee of € 169 million has been given to Enel to cover the guarantee granted by Enel to financial institutions in the context of Wind's deferred UMTS license payment;
- A guarantee of a maximum of € 104 million has been given to a joint venture to be operated in common between Orange Sverige AB and the two other operators in Sweden, as part of a network sharing contract;
- Guarantees of maximum € 49 million and € 58 million respectively have been given to equipment suppliers in the context of the network rollout of BITCO in Thailand. The first guarantee is valid for a five-month period from November 30, 2001. The second guarantee also has a limited validity duration. In February 2002, a new guarantee of a maximum of US$ 175 million replaced these two guarantees.

29. LITIGATION AND CLAIMS

In the ordinary course of business, France Telecom is involved in a number of legal, and arbitration proceedings and administrative actions.

The costs associated with the legal proceedings are only accrued for when it is probable that a liability will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. In the latter case, an allowance is recorded to provide for the lower end of the range.

France Telecom believes that there are meritorious defenses to all these claims. Although the ultimate resolution of such claims cannot be predicted with certainty, it is France Telecom's opinion that their resolution will not have a material adverse effect on its consolidated operating results, its activity or financial position.

FTML (Lebanon)

FTML and the Lebanese Ministry of Post and Telecommunications agreed in 1994 a Build, Operate and Transfer contract (BOT) for the construction and operation of a GSM mobile telephony network in the Lebanon. A similar contract was granted to the competitor Libancell.

These two contracts are the subject of disputes between the Lebanese governments and the two operators.

- on June 14, 2001, the Lebanese government notified the cancellation of the BOT contract of FTML and that of its competitor, effective December 13, 2001. The cancellation and the transfer are to give rise, under the BOT contract, to an indemnisation of each operator by the Lebanese government which may be subject to an international arbitration, under the French-Lebanese agreement of protection of investments, in the absence of a global agreement in the context of the negotiation and the tender for the two or three GSM mobile telephony licenses in Lebanon, anticipated within six months.

- prior to June 14, 2001 the government considered that the operators had not respected certain clauses in their contracts, and claimed indemnities. FTML refused these allegations within the context of an international arbitration, temporarily suspended until March 31, 2002 as part of a joint agreement between FTML and the Ministry of Post and Telecommunications with the goal of finding a global solution to the dispute.

Competition law

France Telecom is subject to claims made by its competitors in front of the Competition Authorities *(Conseil de la concurrence)* or the European Commission for alleged abuse of dominant position and anti competitive behavior, of which the most significant claims are:

Fixed line

- The *Conseil de la concurrence* following a double claim by Cégétel / Tele 2 ordered on December 19, 2001 that France Telecom was to suspend immediately the commercialization of four tariff offers until the other operators were able to propose equivalent offers. France Telecom has three months to migrate to new offers those customers who subscribed to the offer.

Internet high-speed access

The France Telecom group has been accused in several disputes related to the different internet high-speed access markets, susceptible to give rise to the pronouncement of financial sanctions or damages and interests against the group.

- Under a decision on February 27, 2002, the *Conseil de la concurrence* ordered France Telecom to suspend commercialization of the ADSL of Wanadoo Interactive in its agencies until France Telecom provides to all internet access providers a computerized tool enabling mass handling of high speed internet access requests with France Telecom. France Telecom has lodged an appeal to cancel this decision with the Paris *Cour d'appel*.
- 9Telecom requested that the *Conseil de la concurrence* fine France Telecom for non respect of the decision of the *Conseil* of February 18, 2001, which ordered France Telecom to propose the operators an ADSL access offer enabling them to compete effectively both through the price and the nature of services offered. On July 16, 2001, the *Conseil de la concurrence* announced a halt in the procedure, to enable a full enquiry.
- On December 21, 2001, Wanadoo Interactive was informed by the European Commission of claims against the company's tariffs for the high-speed internet services *Wanadoo ADSL* and *Pack X-Tense* throughout 2001. The Commission considers that the price policy of Wanadoo Interactive since the beginning of 2001 constitutes an abuse of dominant position.

30. SUBSEQUENT EVENTS

Pramindo Ikat

On February 20, 2002, the shareholders of Pramindo Ikat signed with Perusahaan Perseroan (Persora) PT Telekommukasi Indonesia TBK a memorandum of understanding to sell their shares at a price of US$ 339 million (of which 40% for France Telecom), which will be paid after the sale in ten quarterly payments with interest.

TDF

On February 22, 2002, France Telecom signed a letter of intention with the group Caisse des dépôts and the investment funds Charterhouse Capital Development and CDC Equity Capital for the acquisition of 100% of the TDF group by a new structure. This transaction would value the entire TDF group between € 2 billion and € 2.3 billion of which € 2 billion are to be paid to France Telecom upon the transaction and € 300 million (bearing interest at 7% per annum) are to be paid by the investors to France Telecom under the form of an increase in price at the time of divestment of their shares and on the basis of the return on investment achieved. France Telecom is to subscribe for 35% of this new structure.

31. COMPENSATION OF THE BOARD OF DIRECTORS AND THE EXECUTIVE MANAGEMENT COMMITTEE

The aggregate amount of remuneration allocated to directors and members of the executive committee of France Telecom SA amounted to approximately € 5.27 million in 2001.

The directors of France Telecom do not receive any compensation for their services as directors other than reimbursement of expenses incidental to their attendance at Board of Directors meetings.

32 • LIST OF CONSOLIDATED COMPANIES AND AFFILIATES AT DECEMBER 31, 2001

The main changes in consolidation scope in 2001 are set out in Notes 3 and 7.

Orange Segment

Company	Interest	Control	Country
FULLY CONSOLIDATED COMPANIES			
Orange SA	84.17	84.17	France
Orange Int. Developments Ltd	84.17	100.00	Bahamas
Wirefree Services Belgium	84.17	100.00	Belgium
Mobistar Corporate Solutions	42.75	100.00	Belgium
Mobistar	42.75	50.79	Belgium
Vista Cellular	42.93	51.00	Botswana
Company Camerounaise de Mobiles	88.92	100.00	Cameroon
Rapid Link	56.39	67.00	China
Company Ivoirienne de Mobiles	71.54	85.00	Ivory Coast
Orange A/S	45.10	100.00	Denmark
Orange Holding A/S	45.10	53.58	Denmark
Wirefree Services Denmark A/S	84.17	100.00	Denmark
Orange World, Inc.	84.17	100.00	US
Wildfire Communications, Inc.	84.17	100.00	US
Inventmobile	78.93	100.00	France
Mobile Internet for Business	92.10	100.00	France
Orange Caraïbes	84.19	100.00	France
Orange Clients	84.19	100.00	France
Orange Distribution	84.19	100.00	France
Orange France SA	84.19	100.00	France
Orange Réunion	84.19	100.00	France
Orange Promotions	84.19	100.00	France
Orange Services	84.19	100.00	France
Orange International SAS	84.17	100.00	France
Orange Supports & Consulting	84.19	100.00	France
Rapp 6	84.19	100.00	France
Telsea	52.73	75.50	Mauritius
Company Malgache de Mobiles	34.75	65.90	Madagascar
Dutchtone	84.17	100.00	Netherlands
Dutchtone Retail	84.17	100.00	Netherlands
France Telecom Dominicana	72.38	86.00	Dominican Republic
Orange Romania (MobilRom)	57.08	67.81	Romania
Ananova	84.17	100.00	UK
Orange plc	84.17	100.00	UK
Orange Cellular Services Ltd	84.17	100.00	UK
Orange Mobile Data Ltd	84.17	100.00	UK
Orange Paging (UK) Ltd	84.17	100.00	UK
Orange Personal Communications Services Ltd	84.17	100.00	UK
Orange Retail Ltd	84.17	100.00	UK
Orange Holdings Ltd et ses filiales	84.17	100.00	UK
Orange Holdings (UK) Ltd	84.17	100.00	UK
Orange Overseas Holdings n°2 Ltd And its subsidiaries	84.17	100.00	UK
Orange 3G Ltd	84.17	100.00	UK
The Point Communications Ltd	84.17	100.00	UK
Globtel	54.10	64.27	Slovakia
Globtel Net	71.54	85.00	Slovakia
Orange Sverige	82.45	97.96	Sweden
Orange Communications SA ("OCH")	83.96	99.75	Switzerland
PROPORTIONALLY CONSOLIDATED COMPANIES			
Darty France Telecom	42.10	50.00	France
Fidecall	42.10	50.00	France
EQUITY ACCOUNTED COMPANIES			
MobilCom AG	23.83	28.31	Germany
NewsTakes	21.04	25.00	US
Wind Telecomunicazioni	22.37	26.58	Italy
Book2eat.com Holdings Ltd	35.13	41.74	UK
Bangkok Inter Teletech Company (BITCO)	41.24	49.00	Thailand

Segment Wanadoo

Company	Interest	Control	Country
FULLY CONSOLIDATED COMPANIES			
Wanadoo SA	73.68	73.68	France
Wanadoo Belgium	73.68	100.00	Belgium
Wanadoo International	73.68	100.00	Belgium
Pages Jaunes do Brasil	73.68	100.00	Brazil
Telelistas	73.68	100.00	Brazil
Activos Mass Market	73.68	100.00	Spain
Indice Multimedia	69.67	94.56	Spain
Wanadoo España	73.68	100.00	Spain
FIT Production	73.68	100.00	France
Kompass France	73.68	100.00	France
Marcopoly	73.68	100.00	France
Nordnet	73.68	100.00	France
Pages Jaunes	73.68	100.00	France
Wanadoo Data	73.68	100.00	France
Wanadoo Interactive Câble	73.68	100.00	France
Wanadoo Edition	46.95	63.74	France
Wanadoo E-Merchant	73.68	100.00	France
Wanadoo Interactive	73.68	100.00	France
Wanadoo Portails	73.68	100.00	France
Wanadoo Services Pro	73.68	100.00	France
Maroc Connect	66.31	90.00	Morocco
Euronet Internet	73.68	100.00	Netherlands
Freeserve holding plc	73.68	100.00	UK
Babyworld.com Ltd	73.68	100.00	UK
Freeserve.com	73.68	100.00	UK
Freeserve Auctions Ltd	64.73	87.85	UK
Intracus Ltd	73.68	100.00	UK
Freeserve Investment Ltd	73.68	100.00	UK
F3B Property Company	73.68	100.00	UK
EQUITY ACCOUNTED COMPANIES			
Eurodirectory	36.84	50.00	Luxembourg

Fixed line, voice and data services in France segment

Company	Interest	Control	Country
FULLY CONSOLIDATED COMPANIES			
Almerys	60.00	60.00	France
Cit Com	99.97	99.97	France
Cogecom	100.00	100.00	France
Cognac Jay Image	100.00	100.00	France
CV2F	100.00	100.00	France
CVF	86.00	86.00	France
Etrali SA	100.00	100.00	France
Expertel Consulting	100.00	100.00	France
Expertel FM	100.00	100.00	France
France 102 Studio	100.00	100.00	France
France Télévision Entreprise	65.84	65.84	France
France Telecom EGT	100.00	100.00	France
FT Câble	100.00	100.00	France
FT Câble Angers	100.00	100.00	France
FT Câble Atlantique	100.00	100.00	France
FT Câble Avignon	100.00	100.00	France
FT Câble Bassin Parisien	100.00	100.00	France
FT Câble Bordeaux	100.00	100.00	France
FT Câble Côte d'Opale	100.00	100.00	France
FT Câble Drôme	100.00	100.00	France
FT Câble Lille	100.00	100.00	France
FT Câble Lorraine	100.00	100.00	France
FT Câble Marseille	100.00	100.00	France
FT Câble Montpellier	100.00	100.00	France
FT Câble Région	100.00	100.00	France
FT Câble Rennes	100.00	100.00	France
FT Câble Rouen	99.99	99.99	France
FT Câble SIRCA	100.00	100.00	France
FT Câble Tours	99.69	99.69	France
FT e-business	100.00	100.00	France
FT Immo	100.00	100.00	France
FT Immo Holding	100.00	100.00	France
FT Immo Investissement	100.00	100.00	France
FT Multimédia 2	100.00	100.00	France
FT Technologie Investissement	100.00	100.00	France
FT Terminaux	100.00	100.00	France

Fixed line, voice and data services in France segment

Company	Interest	Control	Country
FULLY CONSOLIDATED COMPANIES			
FT Transmissions Audiovisuelles	100.00	100.00	France
GIE Innovacom	92.49	100.00	France
Globecast Reportages	100.00	100.00	France
Immobilière FT	100.00	100.00	France
Immobilière ISIS	100.00	100.00	France
Innovacom SA	100.00	100.00	France
Innovacom I	100.00	100.00	France
Intelmatique	100.00	100.00	France
Interpac	100.00	100.00	France
Montenay Video	100.00	100.00	France
NEDFI	51.61	51.61	France
Rapp Fin 1	100.00	100.00	France
Régie T France	100.00	100.00	France
Resocom Services	100.00	100.00	France
Setib	99.99	99.99	France
SFET	100.00	100.00	France
Sofratev	100.00	100.00	France
TDF Câble Cenod	100.00	100.00	France
TDF Câble Est	100.00	100.00	France
TDF Vidéo Service	100.00	100.00	France
TéléDiffusion de France (TDF)	100.00	100.00	France
Telinvest et ses filiales	100.00	100.00	France
Transpac	100.00	100.00	France
Viaccess	100.00	100.00	France
Visual TV	100.00	100.00	France
Voltaire Image	100.00	100.00	France
W-HA	100.00	100.00	France
EQUITY ACCOUNTED COMPANIES			
CNTP	50.00	50.00	France
Technocom	49.91	49.91	France
Télévision Par Satellite (SNC)	16.46	25.00	France

Fixed line, voice and data services outside France segment

Company	Interest	Control	Country
FULLY CONSOLIDATED COMPANIES			
FT Deutschland GmbH	100.00	100.00	Germany
Financiera S.A.	100.00	100.00	Argentina
Sofrecom Consultora	100.00	100.00	Argentina
Atlas Services Belgium	100.00	100.00	Belgium
Mobinvest	75.75	90.00	Belgium
CI-Telcom	45.90	51.00	Ivory Coast
Atlas Services Denmark	100.00	100.00	Denmark
Menatel	47.00	47.00	Egypt
Catalana	75.00	75.00	Spain
Etrali Espagne	100.00	100.00	Spain
Madrid Films	100.00	100.00	Spain
Medialatina	100.00	100.00	Spain
Uni2	100.00	100.00	Spain
NRM	100.00	100.00	Spain
Estel	51.00	51.00	US
Etrali North America	100.00	100.00	US
FCR America	100.00	100.00	US
FT Network LLC	100.00	100.00	US
FT Participations US	100.00	100.00	US
Globecast N.A	100.00	100.00	US
Atrium 3	100.00	100.00	France
E2CS	100.00	100.00	France
Etrali International	100.00	100.00	France
France Câbles et Radio	100.00	100.00	France
FT/FCR Sénégal	100.00	100.00	France
FCR Côte d'Ivoire	90.00	90.00	France
FT Développement International	100.00	100.00	France
FTFI	100.00	100.00	France
FT Marine	100.00	100.00	France
FT Mobiles International	100.00	100.00	France
FT Publiphonie International	100.00	100.00	France
FT Services	100.00	100.00	France
Silex	100.00	100.00	France
Rapp 10	100.00	100.00	France
Sofrecom	100.00	100.00	France
Stellat	70.00	70.00	France
TDF International	100.00	100.00	France
Etrali HK	100.00	100.00	Hong Kong
Rincom	100.00	100.00	Mauritius
Safcable	100.00	100.00	Mauritius
Global One Communications Operations	100.00	100.00	Ireland
Global One Communication GBN Holding	100.00	100.00	Ireland

Fixed line, voice and data services outside France segment

Company	Interest	Control	Country
FULLY CONSOLIDATED COMPANIES			
Global One Communication World Operations	100.00	100,00	Ireland
Etrali SRL	100.00	100,00	Italy
Etrali KK	100.00	100,00	Japan
JIT CO	88.00	88,00	Jordan
FTM Liban	67.00	67,00	Lebanon
Régie T Mexico	75.00	75,00	Mexico
Voxtel	53.23	53,64	Moldavia
FT Network Services Norway	100.00	100,00	Norway
Casema	86.00	100,00	Netherlands
DFI	100.00	100,00	Netherlands
Dutchtone Group BV	86.00	86,00	Netherlands
FT Services Nederland	100.00	100,00	Netherlands
Global One Communications Services	100.00	100,00	Netherlands
Global One Communications World Services	100.00	100,00	Netherlands
Equant NV (et ses filiales) [1]	54.17	54,17	Netherlands
Newsforce & ses filiales	100.00	100,00	Netherlands
TFN	100.00	100,00	Netherlands
PSN	100.00	100,00	Poland
TOUT	100.00	100,00	Poland
FT Network Services UK	100.00	100,00	UK
FTMAN UK	100.00	100,00	UK
Etrali UK	100.00	100,00	UK
FT Participations UK	100.00	100,00	UK
Globecast N.E	100.00	100,00	UK
CTE	26.01	51,00	Salvador
CTE Telecom Personal	26.01	100,00	Salvador
Publicom	22.99	51,00	Salvador
Publitel	26.01	100,00	Salvador
Telecom ODA	45.08	100,00	Salvador
Sonatel	42.33	42,33	Senegal
Sonatel Mobiles	42.33	100,00	Senegal
Etrali Singapore PTE	100.00	100,00	Singapore
FT Network Services Sweden	100.00	100,00	Sweden
Etrali Suisse	100.00	100,00	Switzerland
FT Network Services Switzerland	100.00	100,00	Switzerland
Global One Swiss Sales	100.00	100,00	Switzerland
FCR Vietnam PTE Ltd	74.00	74,00	Vietnam

[1] Including Global One Communications World Holding BV and Global One Communications Holding BV from June 29, 2001 (Note 3)

Fixed line, voice and data services outside France segment

Company	Interest	Control	Country
PROPORTIONALLY CONSOLIDATED COMPANIES			
DT-FT Italian Holding GmbH	50.00	50.00	Germany
ECMS	36.36	71.25	Egypt
MMEA	36.33	71.25	Egypt
MobiNil	71.25	71.25	Egypt
Globecast España S.L.	50.72	50.72	Spain
EBTC	49.00	49.00	Estonia
Digita	49.00	49.00	Finland
Cell Plus	40.00	40.00	Mauritius
Telecom Mauritius	40.00	40.00	Mauritius
Telecom Plus	58.00	70.00	Mauritius
Mobilecom	35.20	40.00	Jordan
JTC	35.20	40.00	Jordan
Metroholdings	50.00	50.00	UK
EQUITY ACCOUNTED COMPANIES			
Nortel Inversora	25.52	50.00	Argentina
Publicom	13.97	50.00	Argentina
Telecom Argentina	13.97	50.00	Argentina
Telecom Personal	13.97	50.00	Argentina
Intelig	25.00	25.00	Brazil
Axion	40.00	40.00	Spain
Pramindo Ikat	40.00	40.00	Indonesia
Nucleo	9.43	50.00	Paraguay
PTK	34.00	34.00	Poland
TP SA	33.93	33.93	Poland
Clix	43.33	43.33	Portugal
Novis	43.33	43.33	Portugal

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Dated: MARCH 21, 2002

By: 
Name: Jean-Claude Grynberg
Title: Director, Investor Relations